SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 21, 2020

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F   ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, October 21, 2020 regarding “Third quarter report 2020”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ XAVIER DEDULLEN
Xavier Dedullen
Senior Vice President, Chief Legal Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: October 21, 2020

Third quarter report 2020

Stockholm, Oct 21, 2020

Third quarter highlights

•	Sales adjusted for comparable units and currency increased by 7% YoY mainly driven by 5G sales in Mainland China. Reported sales were SEK 57.5 (57.1) b.

•	Gross margin excluding restructuring charges improved to 43.2% (37.8%) with margin improvement in all segments. Reported gross margin improved to 43.1% (37.7%).

•

Operating income excluding restructuring charges and items affecting comparability in Q3 2019, improved to SEK 9.0 b. (15.6% operating margin) from SEK 6.5[1] b. (11.4% operating margin) driven by Networks. Reported operating income SEK 8.6 (-4.2) b.

•	Networks reported sales increased by 6% YoY, with an increase of 13% adjusted for comparable units and currency. Operating margin excluding restructuring charges was 22.7% (18.4%).

•	Net income was SEK 5.6 (-6.91) b.

•	Free cash flow before M&A was SEK 3.9 (4.5) b., including a capital injection into the Swedish Pension Trust of SEK -2 b. in the quarter. Net cash Sep 30, 2020, was SEK 41.5 (37.4) b.

[1]

Q3 2019 was impacted by cost provisions of SEK -11.5 b. related to the investigation by the United States Securities and Exchange Commission (SEC) and the United States Department of Justice (DOJ) as well as a refund of social security costs of SEK 0.9 b.

Planning assumptions highlights (please see page 5 for complete planning assumptions)

•	The YTD results strengthen the Company’s confidence in delivering the Group targets for 2020. The financial targets for 2022 remain.

SEK b.	Q3 2020	Q3 2019	YoY change	Q2 2020	QoQ change	Jan-Sep 2020	Jan-Sep 2019
Net sales	57.5	57.1	1%	55.6	3%	162.8	160.8
Sales growth adj. for comparable units and currency	—	—	7%	—	—	—	—
Gross margin	43.1%	37.7%	—	37.6%	—	40.2%	37.5%
Operating income (loss)	8.6	-4.2	—	3.9	124%	16.8	4.4
Operating margin	15.0%	-7.3%	—	6.9%	—	10.3%	2.8%
Net income (loss)	5.6	-6.9	—	2.6	115%	10.4	-2.6
EPS diluted, SEK	1.61	-1.89	—	0.74	118%	3.00	-0.67
Measures excl. restructuring charges and other items affecting comparability¹
Gross margin excluding restructuring charges	43.2%	37.8%	—	38.2%	—	40.7%	37.6%
Operating income excl.restr.charges & items affecting comparability in 2019 ²	9.0	6.5	38%	4.5	98%	18.1	13.9
Operating margin excl.restr.charges & items affecting comparability in 2019 ²	15.6%	11.4%	—	8.2%	—	11.1%	8.6%
Free cash flow before M &A	3.9	4.5	-12%	3.2	22%	9.5	9.5
Net cash, end of period	41.5	37.4	11%	37.5	11%	41.5	37.4

[1]	Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.
[2]

Excludes restructuring charges in all periods. No other adjustments made in 2020. Q1 2019 excludes a capital gain related to the divestment of 51% of MediaKind (SEK 0.7 b.), divestment of certain assets in Red Bee Media (SEK 0.1 b.) and a reversal of an earlier provision for impairment of trade receivables following customer payment (SEK 0.7 b.). Q3 2019 excludes cost provisions (SEK -11.5 b.) related to the investigation by the United States Securities and Exchange Commission and the United States Department of Justice and a refund of social security costs (SEK 0.9 b.).

1 Ericsson | Third quarter report 2020

CEO comments

Amid the continuing global Covid-19 pandemic and with more than 80% of our people working from home, we keep on executing on our focused strategy. We continue to win footprint in several markets leveraging our competitive 5G portfolio. The gross margin1 improved in all segments in the third quarter and reached 43.2% (37.8%), the highest since 2006. With the acquisition of Cradlepoint, expected to close in Q4, we are making further progress in our strategy to build an enterprise business. Covid-19 has so far had limited impact on our business, but we are closely monitoring any signs of a change in the situation. The year to date results strengthen our confidence in delivering on the 2020 Group target.

Networks grew organically2 by 13% and reported a gross margin1 of 46.7% (41.6%). This reflects high activity levels in North East Asia and North America. Underlying business fundamentals remain strong in North America driven by consolidation in the US operator market, pending spectrum auctions, and increased demand for 5G. The 5G contracts in Mainland China have developed according to plan, contributing positively to profits in Q3 and are expected to improve further. Our business in Europe grew based on several footprint gains. While the pandemic has hurt revenues for several of our customers, and in some cases this has led to a reduction of capex, we have not seen any negative impact on our business, largely due to footprint gains. However, the pandemic negatively impacted our sales in Latin America and Africa.

Digital Services continued to make good progress on the execution of the turnaround plan, transforming the business and increasing software sales. The gross margin1 improved to 43.5% (38.3%), supported by increased software sales and improvements in the underlying business. Our cloud-native 5G core portfolio shows very positive momentum with a high win-ratio and a significant number of new customer contracts. We are selectively increasing R&D investments to accelerate our growth portfolio to capture market opportunities. However, sales in our legacy portfolio is declining faster than earlier predicted. In the short term, this shortfall will not be compensated by the growth in new offerings and therefore our sales volume is lower than expected. With weaker sales in combination with higher R&D investments, there is a risk of further delay in reaching the 2020 operating margin target for Digital Services.

Managed Services delivered a gross margin1 of 20.1% (17.9%). The 4Q rolling operating margin1 is 7.4%. Sales declined mainly due to the US operator consolidation. We expect our investments in automation and AI to create future business opportunities, which are anticipated to gradually improve the margin profile as this new portfolio grows.

Emerging Business and Other reported a gross margin1 of 30.5% (20.5%). Our IoT platform sales grew by more than 40% despite an impact on demand from Covid-19. In the quarter we announced our plans to acquire Cradlepoint, which will strengthen our ability to grow in the 5G enterprise market alongside our existing dedicated networks and IoT portfolio. Cradlepoint will drive revenues for our customers as wireless WAN gains further penetration. Cradlepoint will operate as a standalone subsidiary within Ericsson, and we look forward to welcoming the team at Cradlepoint to Ericsson.

Patent licensing continues to perform well based on our strong IPR portfolio, even though revenues decreased in the third quarter as one of our licensees experienced lower sales volumes. We are approaching several important contract renewals. We are confident in the value of our broad patent portfolio, including a strong position in 5G and will seek to maximize the net present value of our patent estate that has been built over time through our large R&D investments. Depending on timing of the agreement renewals, we may see gaps in IPR revenues in 2021 and 2022.

Free cash flow before M&A amounted to SEK 3.9 (4.5) b. in the third quarter, a year-on-year improvement of SEK 1.9 b., if adjusted for a capital injection into the Swedish Pension Trust and last year’s positive effect from a social security refund. On a 4Q rolling basis we have generated SEK 17.7 b. of free cash flow before M&A3 if excluding the payments to SEC and DOJ.

We are committed to continue improving our Ethics and Compliance program. Through driving stronger management ownership and accountability for compliance, we are also reinforcing our commitment to responsible business practices and a stronger corporate culture. Our people should always be able to speak up and we expect Ericsson leaders to operate with integrity at all times.

Open RAN is a hot topic in our industry today and Ericsson is a strong supporter of openness and actively engages in alliances, such as 3GPP, ONAP and the O-RAN alliance. In the years to come, networks will gradually evolve, as will the current open standards. At the same time 5G is ready and happening now so focus must be on providing early access to 5G networks to enable the broader ecosystem to innovate at scale.

We remain positive on the longer-term outlook for the industry and Ericsson. The year to date results strengthen our confidence in delivering on the 2020 Group target.

Stay healthy and well.

Börje Ekholm

President and CEO

[1]	Excluding restructuring charges
[2]	Sales adjusted for comparable units and currency
[3]	Free cash flow before M&A rolling 4Q includes; Q4 2019 (SEK -1.9 b.), Q1 2020 (SEK 2.3 b.), Q2 2020 (SEK 3.2 b.) and Q3 2020 (SEK 3.9 b.) adjusted for SEC and DOJ payments (SEK 10.1 b.) in Q4 2019.

2 Ericsson | Third quarter report 2020	CEO comments

Financial highlights

Net sales development

SEK b.	Q3 2020	Q3 2019	YoY change	YoY adj.¹	Q2 2020	Jan-Sep 2020	Jan-Sep 2019	YoY change	YoY adj.¹
Net sales	57.5	57.1	1%	7%	55.6	162.8	160.8	1%	2%
of which Networks	41.7	39.3	6%	13%	39.8	116.6	110.6	5%	6%
of which Digital Services	8.7	9.9	-12%	-5%	8.6	24.7	26.7	-8%	-6%
of which Managed Services	5.5	6.4	-14%	-9%	5.6	16.8	18.5	-9%	-9%
of which Emerging Business and Other	1.6	1.6	-3%	2%	1.6	4.8	5.1	-6%	-4%

[1]	Sales growth adjusted for comparable units and currency. Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

Group reported sales increased by 1% YoY. Sales growth adjusted for comparable units and currency was 7%, primarily driven by 5G deployments in North East Asia and North America. Sales in Latin America and Africa declined, primarily due to Covid-19 and macroeconomic instability.

IPR licensing revenues decreased to SEK 2.2 (2.4) b. YoY, mainly due to lower volumes with one licensee.

Networks sales adjusted for comparable units and currency increased by 13% YoY with growth in North East Asia, North America and Europe while sales declined in Latin America and Africa.

Digital Services sales adjusted for comparable units and currency decreased by -5% YoY with reduced sales in the legacy portfolio. Uncertainty related to Covid-19 and its potential economic effects impacted the segment. Sales declined in all market areas except South East Asia, Oceania and India.

Managed Services sales adjusted for comparable units and currency decreased by -9% YoY, mainly due to lower variable sales in a managed services contract in North America post the merger between two large operators, and transfer of a managed services contract to an associated company.

Emerging Business and Other sales adjusted for comparable units and currency increased by 2% YoY, partly driven by Emerging Business.

Sequentially, Group reported sales increased by 3% supported by sales growth in market areas North East Asia and in South East Asia, Oceania and India.

Income and margin development

SEK b.	Q3 2020	Q3 2019	YoY change	Q2 2020	QoQ change	Jan-Sep 2020	Jan-Sep 2019
Net sales	57.5	57.1	1%	55.6	3%	162.8	160.8
Gross income	24.8	21.5	15%	20.9	18%	65.5	60.4
Gross margin	43.1%	37.7%	—	37.6%	—	40.2%	37.5%
Research and development (R&D) expenses	-10.1	-9.5	—	-10.0	—	-29.3	-28.2
Selling and administrative expenses	-6.0	-4.9	—	-7.1	—	-19.3	-17.9
Impairment losses on trade receivables	0.0	0.2	-100%	0.0	—	-0.1	0.9
Other operating income and expenses	0.1	-11.3	—	0.1	-53%	0.3	-10.5
Operating income	8.6	-4.2	—	3.9	124%	16.8	4.4
of which Networks	9.2	7.2	27%	5.3	74%	20.2	18.4
of which Digital Services	-0.6	-0.7	—	-0.7	—	-2.7	-3.9
of which Managed Services	0.5	0.6	-13%	0.3	87%	1.2	2.0
of which Emerging Business & Other	-0.4	-11.3	—	-1.0	—	-1.9	-12.1
Operating margin	15.0%	-7.3%	—	6.9%	—	10.3%	2.8%
Financial income and expenses, net	0.1	-0.7	—	0.3	-63%	-0.5	-1.7
Taxes	-3.2	-2.0	—	-1.6	—	-5.9	-5.4
Net income	5.6	-6.9	—	2.6	115%	10.4	-2.6
Restructuring charges	-0.3	-0.1	—	-0.7	—	-1.3	-0.5
Measures excl.restructuring charges and other items affecting comparability¹
Gross margin excluding restructuring charges	43.2%	37.8%	—	38.2%	—	40.7%	37.6%
Operating income excl.restr.charges & items affecting comparability in 2019 ²	9.0	6.5	38%	4.5	98%	18.1	13.9
Operating margin excl.restr.charges & items affecting comparability in 2019 ²	15.6%	11.4%	—	8.2%	—	11.1%	8.6%
Operating margin excluding restructuring charges	15.6%	-7.1%	—	8.2%	—	11.1%	3.1%

[1]	Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.
[2]

Excludes restructuring charges in all periods. No other adjustments made in 2020. Q1 2019 excludes a capital gain related to the divestment of 51% of MediaKind (SEK 0.7 b.), divestment of certain assets in Red Bee Media (SEK 0.1 b.) and a reversal of an earlier provision for impairment of trade receivables following customer payment (SEK 0.7 b.). Q3 2019 excludes cost provisions (SEK -11.5 b.) related to the investigation by the United States Securities and Exchange Commission and the United States Department of Justice and a refund of social security costs (SEK 0.9 b.).

Gross margin

Reported gross margin was 43.1% (37.7%). Gross margin excluding restructuring charges improved to 43.2% (37.8%) YoY driven by strong margin improvements in all segments. Increased software sales contributed to the higher margin in Networks and Digital Services. Managed Services gross margin improved mainly as an effect of efficiency gains.

3 Ericsson | Third quarter report 2020	Financial highlights

Sequentially, reported gross margin increased to 43.1% from 37.6%. Gross margin excluding restructuring charges increased to 43.2% from 38.2%. The improvement was primarily driven by the increased gross margin in Networks as a result of the business mix and higher software sales. Managed Services gross margin improved due to efficiency gains. Digital Services gross margin remained stable over the quarters. The share of IPR licensing revenues declined QoQ.

Restructuring charges

Restructuring charges increased to SEK -0.3 (-0.1) b. YoY. The ongoing restructuring of the acquired antenna and filter business in segment Networks as well as organizational changes as a consequence of the operator merger in North America impacted restructuring charges in the quarter.

Research and development (R&D) expenses

R&D expenses increased to SEK -10.1 (-9.5) b. R&D expenses excluding restructuring charges were SEK -9.9 (-9.4) b. R&D expenses increased in segment Networks according to plan.

Selling and administrative (SG&A) expenses

SG&A expenses were SEK -6.0 (-4.9) b. The social security refund of SEK 0.9 b. in Q3 2019 impacts comparison YoY. Revaluation of customer financing was SEK 0.0 (-0.1) b.

Impairment losses on trade receivables

Impairment losses on trade receivables were SEK 0.0 (0.2) b.

Other operating income and expenses

Other operating income and expenses was SEK 0.1 (-11.3) b. Q3 2019 was impacted by a provision of SEK -11.5 b. to cover the settlement with the United States Securities and Exchange Commission (SEC) and the United States Department of Justice (DOJ). Share in earnings of JVs and associated companies was SEK -0.1 (-0.2) b.

Operating income and margin

Reported operating income improved to SEK 8.6 (-4.2) b. YoY. Operating income excluding restructuring charges and items affecting comparability in Q3 2019 improved to SEK 9.0 (6.5) b. corresponding to an operating margin of 15.6% (11.4%). The improvement was driven by segment Networks.

Sequentially, reported operating income increased to SEK 8.6 b. from SEK 3.9 b. Operating income excluding restructuring charges increased to SEK 9.0 b. from SEK 4.5 b. Operating income improved in all segments QoQ, with segment Networks as the main contributor.

Financial net

Reported financial net improved to SEK 0.1 (-0.7) b. YoY, mainly driven by a positive currency hedge effect following the strengthened SEK to USD. The currency hedge effect was SEK 0.3 b. in the quarter compared with SEK -0.3 b. in Q3 2019. Sequentially the financial net declined to SEK 0.1 b. from SEK 0.3 b. with the currency hedge effect down from SEK 0.6 b. in the second quarter. The SEK strengthened against the USD between June 30, 2020 (SEK/USD rate 9.37) and September 30, 2020 (SEK/USD rate 9.00).

Taxes

Taxes were SEK -3.2 (-2.0) b. The tax rate in Q3 was 36% compared with 38% in Q2 2020. The tax rate is impacted by non-deductible costs in the quarter.

Net income

Net income improved to SEK 5.6 (-6.9) b. and EPS diluted improved to SEK 1.61 (-1.89) YoY driven by the stronger operating income and the improved financial net. Q3 2019 was impacted by the provision of SEK -11.5 b. for the settlement with SEC and DOJ as well as the social security refund of SEK 0.9 b.

Employees

The number of employees on September 30, 2020, was 99,826, compared with 99,800 at the end of the previous quarter.

Financial highlights, year to date (Jan-Sep)

Reported sales increased by 1%. Sales adjusted for comparable units and currency increased by 2%. Reported sales in segment Networks increased by 5% while sales adjusted for comparable units and currency increased by 6%. Sales growth in Networks was driven by North East Asia and North America. Reported sales declined by -8% in Digital Services, whereas sales for comparable units and currency declined by -6%, due to declining sales in the legacy portfolio in combination with continued uncertainty due to Covid-19. Reported sales and sales adjusted for comparable units and currency in Managed Services declined by -9%, mainly due to reduced variable sales in North America. In the market area dimension, sales growth in North East Asia and North America has offset a decline in the other three market areas.

Reported gross margin increased to 40.2% (37.5%) driven by improvements primarily in Networks and Digital Services, mainly due to business mix and a higher share of software sales.

Reported operating income increased YoY to SEK 16.8 (4.4) b. The operating income was impacted by increased restructuring charges of SEK -1.3 (-0.5) b. Q3 2019 was negatively impacted by a provision of SEK -11.5 b. for the settlement with SEC and DOJ and positively by a refund of social security costs of SEK 0.9 b. In addition, operating income Q1 2019 was positively impacted by capital gains (SEK 0.8 b.) related to the media businesses, and a reversal of a provision for impairment of trade receivables (SEK 0.7 b.) following customer payment.

Net income year to date improved to SEK 10.4 (-2.6) b.

4 Ericsson | Third quarter report 2020	Financial highlights

Planning assumptions

Market related

•	The global RAN equipment market is estimated to grow by 8% (previously: 4% growth) for full-year 2020. China is expected to grow by 33% and the global RAN market without China is expected to be flat in 2020. The global RAN equipment market is estimated to be flat at 0% CAGR for 2019-2024 (Source: Dell’Oro).

•	The momentum in North America remains strong and the market is estimated to grow by 4% in 2020 (Source: Dell’Oro).

Ericsson related

Financial targets

•	The YTD results strengthen the Company’s confidence in delivering on the Group targets for 2020. The financial targets for 2022 remain.

•	With the weaker sales in Digital Services, in combination with higher R&D investments, the Company foresees a risk of further delay in reaching the 2020 operating margin target in this segment. The 2022 operating margin target for Digital Services of 10-12% remains.

Net sales

•	Three-year average reported sales seasonality between Q3 and Q4 is +17%.

•	The revenues from current IPR licensing contracts are expected to reach approximately SEK 10 b. for 2020. During 2021 and 2022 the Company may see temporarily lower IPR licensing revenues as important agreements are up for renewal.

Gross margin

•	The software share of sales in segment Networks is expected to be lower in Q4 2020 after a favorable Q3 2020. Historically the share of services sales typically increases in Q4 compared with Q3.

•	The improvements in Digital Services continue, but earnings will vary between quarters depending on business mix, sales seasonality and impact of the remainder of the 45 critical contracts.

•	In Managed Services there will be quarterly variations depending on timing of add-on sales and costs, but underlying margins have been established at a higher level.

R&D and SG&A expenses

•	Operating expenses typically increase between Q3 and Q4 due to seasonality. The average increase for the last three years was SEK 3 b., with large variations.

Restructuring charges

•	Restructuring charges are estimated to approximately 1% of sales, as a yearly average.

Currency exposure

•	Rule of thumb: A change by 10% of USD to SEK would have an impact of approximately +/-5% on net sales and approximately +/-1 percentage point on operating margin.

Cradlepoint

•	Transaction is expected to close in the coming weeks.

•	Upon closing, a consideration of around USD 1 b., subject to customary adjustments for working capital and net debt, will be paid using cash-at-hand.

•	Cradlepoint will be fully consolidated into the Ericsson group in segment Emerging Business & Other.

•	Cradlepoint’s sales for 2019 were SEK 1.2 b. with a gross margin of 61%.

•	Ericsson’s operating margin is expected to be negatively impacted by approximately -1% as of closing in Q4 2020 up until 2022. Half of this impact is related to amortization of intangible assets.

•	Cradlepoint is expected to contribute with positive operating cash flow starting in 2022

5 Ericsson | Third quarter report 2020	Planning assumptions

Market area sales

SEK b.	Q3 2020	Q3 2019	YoY change	Q2 2020	QoQ change	Jan-Sep 2020	YoY change
South East Asia, Oceania and India	7.8	7.4	5%	6.6	19%	20.3	-1%
North East Asia	8.8	6.4	39%	7.8	13%	20.5	23%
North America	18.4	19.0	-3%	18.4	0%	54.7	3%
Europe and Latin America	13.3	14.3	-7%	13.1	2%	38.6	-7%
Middle East and Africa	5.5	6.0	-9%	5.4	2%	16.8	-2%
Other¹	3.7	4.0	-8%	4.3	-15%	11.9	-2%

Total	57.5	57.1	1%	55.6	3%	162.8	1%

[1]	Market area “Other” includes primarily IPR licensing revenues and the major part of segment Emerging Business and Other.

Sales breakdown by market area by segment is available at the end of this report.

•	Ericsson 5G status on October 21: 65 live networks and 112 commercial agreements with unique operators

•	Strong growth in North East Asia and continued business momentum in North America

•	Networks sales continued to grow in Europe driven by market share gains

South East Asia, Oceania and India

Sales remained flat in Networks, while sales increased YoY in Digital Services due to timing of project milestones. Managed Services sales increased YoY, mainly as a result of a new contract win in 2020.

North East Asia

Sales increased YoY. Networks sales grew, primarily driven by continued 5G deployment in Mainland China. Digital Services sales declined due to timing and project milestones.

North America

Sales increased YoY adjusted for currencies. Networks sales grew driven by continued 5G momentum. Digital Services sales decreased due to lower legacy hardware volumes. Managed Services sales decreased post the merger between two large operators.

Europe and Latin America

Sales decreased YoY due to earlier decisions on Managed Services contract exits and reduced sales in Latin America due to macroeconomic uncertainty following Covid-19. Networks sales increased in Europe as a result of market share gains, partly offsetting the sales decline in Latin America.

Middle East and Africa

Sales decreased YoY primarily in Africa due to macroeconomic uncertainty related to Covid-19 and delayed investments in Networks and Digital Services. Continued 5G deployments in the Middle East contributed positively. Managed Services sales were stable.

Other

IPR licensing revenues decreased to SEK 2.2 (2.4) b. YoY, mainly due to lower volumes with one licensee.

6 Ericsson | Third quarter report 2020	Market area sales

Segment results

Segment Networks

SEK b.	Q3 2020	Q3 2019	YoY change	Q2 2020
Net sales	41.7	39.3	6%	39.8
Sales growth adj. for comparable units and FX	—	—	13%	—
Gross income	19.4	16.3	19%	16.0
Gross margin	46.5%	41.6%	—	40.2%
Operating income	9.2	7.2	27%	5.3
Operating margin	22.0%	18.4%	—	13.2%
Restructuring charges	-0.3	0.0	—	-0.4
Measures excl. restructuring charges
Gross margin excl. restructuring charges	46.7%	41.6%	—	40.5%
Operating income excl. restructuring charges	9.4	7.2	31%	5.6
Operating margin excl. restructuring charges	22.7%	18.4%	—	14.1%

Breakdown of sales into products, services and IPR licensing is available in the back-end tables.

•	Sales adjusted for comparable units and currency up 13%

•	Operating margin excluding restructuring charges 22.7%

•	A large share of software sales contributed to the higher margins in Networks

Net sales

Reported sales increased by 6% YoY. Sales adjusted for comparable units and currency increased by 13%. Sales growth was driven by North East Asia, North America and Europe. Sales declined YoY in Latin America and Africa, where the pandemic negatively impacted capex levels for some customers.

Gross margin

Reported gross margin increased to 46.5% (41.6%) YoY. Gross margin excluding restructuring charges increased to 46.7% (41.6%), as a result of a large share of software sales and operational leverage.

Reported gross margin increased QoQ to 46.5% from 40.2%. The increase is mainly driven by the business mix including a larger share of software sales.

Operating income and margin

Reported operating income increased to SEK 9.2 (7.2) b. YoY, with an increase in operating margin to 22.0% (18.4%). Operating margin excluding restructuring charges increased to 22.7% (18.4%). Operating expenses increased by SEK -1.1 b. to SEK -10.3 b. due to increased restructuring charges, accelerated R&D investments in 5G and in a broader portfolio of antenna and site solutions as well as an increase in SG&A expenses driven by the increased Group investments in digitalization and compliance.

Reported operating income increased by SEK 3.9 b. QoQ while operating income excluding restructuring charges increased by SEK 3.8 b. supported by seasonally higher sales, improved gross margin and seasonally lower operating expenses.

Net sales rolling four quarters were SEK 161.1 b. and operating margin excluding restructuring charges was 17.0%.

Segment Digital Services

SEK b.	Q3 2020	Q3 2019	YoY change	Q2 2020
Net sales	8.7	9.9	-12%	8.6
Sales growth adj. for comparable units and FX	—	—	-5%	—
Gross income	3.8	3.7	1%	3.7
Gross margin	43.4%	37.9%	—	43.6%
Operating income (loss)	-0.6	-0.7	—	-0.7
Operating margin	-6.8%	-6.7%	—	-8.1%
Restructuring charges	-0.1	-0.1	—	0.0
Measures excl. restructuring charges
Gross margin excl. restructuring charges	43.5%	38.3%	—	43.6%
Operating income (loss) excl. restructuring charges	-0.5	-0.5	—	-0.7
Operating margin excl. restructuring charges	-5.8%	-5.4%	—	-8.5%

Breakdown of sales into products, services and IPR licensing is available in the back-end tables.

•	Sales declined due to lower sales of the legacy portfolio

•	Reported gross margin improved to 43.4% (37.9%) supported by a higher share of software, in line with the strategy

•	The growth portfolio sales grew by 5% in the quarter supported by cloud infrastructure products

Net sales

Reported sales decreased by -12% YoY. Sales adjusted for comparable units and currency decreased by -5% YoY, mainly impacted by a sales decline in the legacy portfolio, primarily in hardware, as well as continued uncertainty related to Covid-19 and its potential economic effects. Sales grew YoY in South East Asia, Oceania and India while sales in all other market areas declined. Q3 2019 was supported by higher than normal legacy sales in North America and Europe.

Reported sales grew by 2% QoQ, with good business momentum in the growth portfolio, which grew by 5% both sequentially and for rolling 12 months. Sales of cloud infrastructure products strengthened in the quarter. Important 5G Core contracts have been signed with several tier-1 operators in 2020 and are expected to generate revenues in 2021 and beyond.

Gross margin

Reported gross margin increased to 43.4% (37.9%) supported by a favorable business mix with higher share of software sales. Q3 2019 was negatively impacted by critical contracts, while such impact in Q3 2020 was limited.

Gross margin excluding restructuring charges decreased to 43.5% from 43.6% QoQ. The impact of critical contracts was limited in both quarters.

Operating income (loss)

Reported operating income (loss) was SEK -0.6 (-0.7) b. Operating income (loss) excluding restructuring charges was SEK -0.5 (-0.5) b. Operating expenses excluding restructuring charges remained flat YoY. While rationalization of the legacy portfolio continues, R&D investments are made in the growth portfolio of 5G and cloud-native products.

Reported operating income as well as operating income excluding restructuring charges improved QoQ, supported by seasonally higher sales and lower operating expenses.

Net sales rolling four quarters were SEK 37.8 b. and operating margin excluding restructuring charges was -7.0%.

7 Ericsson | Third quarter report 2020	Segment results

Segment Managed Services

SEK b.	Q3 2020	Q3 2019	YoY change	Q2 2020
Net sales	5.5	6.4	-14%	5.6
Sales growth adj. for comparable units and FX	—		-9%	—
Gross income	1.1	1.1	-4%	1.0
Gross margin	19.9%	17.9%	—	17.1%
Operating income	0.5	0.6	-13%	0.3
Operating margin	8.9%	8.8%	—	4.7%
Restructuring charges	0.0	0.0	—	0.0
Measures excl. restructuring charges
Gross margin excl. restructuring charges	20.1%	17.9%	—	17.2%
Operating income excl. restructuring charges	0.5	0.6	-11%	0.3
Operating margin excl. restructuring charges	9.1%	8.9%	—	4.8%

•	Sales declined YoY mainly due to reduced variable sales in North America

•	Operating margin excluding restructuring charges increased YoY despite lower sales

•	Further investments in automation, analytics and AI-driven offerings – supporting 5G and efficiency in service delivery

Net sales

Reported sales declined by -14% YoY. Sales adjusted for comparable units and currency decreased by -9% YoY, mainly due to reduced variable sales in a large contract in North America, post the merger between two large operators, and transfer of a contract from Ericsson to an associated company. Sales in Managed Services IT showed growth mainly in market areas North America and in South East Asia, Oceania and India.

Gross margin

Reported gross margin increased to 19.9% (17.9%). Gross margin excluding restructuring charges increased to 20.1% (17.9%) YoY, mainly as a result of efficiency gains.

Reported gross margin increased to 19.9% from 17.1% QoQ. Gross margin excluding restructuring charges increased to 20.1% from 17.2% QoQ, mainly due to higher variable sales, efficiency gains and timing of costs.

Operating income and margin

Reported operating income was SEK 0.5 (0.6) b. Operating income excluding restructuring charges was SEK 0.5 (0.6) b. The decline was mainly due to lower sales.

Reported operating income increased to SEK 0.5 b. from SEK 0.3 b. QoQ driven by higher gross margin.

Net sales rolling four quarters were SEK 23.8 b. Operating margin excluding restructuring charges rolling four quarters was 7.4%.

Segment Emerging Business and Other

SEK b.	Q3 2020	Q3 2019	YoY change	Q2 2020
Net sales	1.6	1.6	-3%	1.6
Of which Emerging Business and iconectiv	1.0	1.1	-1%	1.1
Of which Red Bee Media	0.5	0.6	-15%	0.5
Of which Media Solutions	0.0	0.0		0.0
Sales growth adj. for comparable units and FX	—	—	2%	—
Gross income	0.5	0.3	55%	0.2
Gross margin	32.0%	20.2%	—	12.6%
Operating income (loss)	-0.4	-11.3	—	-1.0
Of which Em. Business, iconectiv & common costs	-0.3	-0.5	—	-0.8
Of which Red Bee Media	0.0	0.0	—	0.0
Of which Media Solutions	-0.2	-0.3	—	-0.1
Of which adjustments in Q3 2019 ¹	—	-10.5	—	—
Operating margin	-26.7%	-695.8%	—	-60.5%
Restructuring charges	0.0	0.0	—	-0.3
Measures excl. restructuring charges
Gross margin excl.restructuring charges	30.5%	20.5%	—	25.3%
Operating income (loss) excl. restructuring charges	-0.5	-11.3	—	-0.6
Operating margin excl. restructuring charges	-29.2%	-695.1%	—	-39.6%
Op. income excl. restr. charges & items affecting comp.¹	-0.5	-0.8	—	-0.6
Op. margin excl. restr. charges & items affecting comp.¹	-29.2%	-46.6%	—	-39.6%

[1]	Cost provisions related to a resolution of the SEC and DOJ investigations of SEK -11.5 b. and refund of social security costs of SEK 0.9 b. in Q3 2019.

•	Continued sales and gross margin growth in Emerging Business

•	connective delivered stable sales and solid profitability

•	Agreement to acquire Cradlepoint announced September 18

Net sales

Reported sales decreased by -3% YoY. Sales adjusted for comparable units and currency increased by 2%, partly driven by Emerging Business.

Gross margin

Reported gross margin increased to 32.0% (20.2%) YoY. Gross margin excluding restructuring charges increased to 30.5% (20.5%). The increase was driven by Emerging Business.

Reported gross margin increased to 32.0% from 12.6% QoQ. Gross margin excluding restructuring charges increased to 30.5% from 25.3% QoQ. The improvement was driven by Emerging Business.

Operating income (loss)

Reported operating income (loss) was SEK -0.4 (-11.3) b. Operating income (loss) excluding restructuring charges and items affecting comparability was SEK -0.5 (-0.8) b.

Media Solutions reported operating income was SEK -0.2 (-0.3) b. including Ericsson’s 49% share in earnings of the MediaKind business.

Red Bee Media’s operating income improved and reached break even and iconectiv delivered solid profitability.

Net sales rolling four quarters were SEK 6.5 b.

Acquisition of Cradlepoint

Acquisition of Cradlepoint, the market leader in Wireless Edge WAN solutions, was announced in Q3 for a price amouting to approximately USD 1.1 b. It complements Ericsson’s enterprise offerings and creates valuable new revenue streams for customers. The transaction is expected to close within some weeks, subject to merger clearance and other closing conditions.

8 Ericsson | Third quarter report 2020	Segment results

Cash flow and financial position

SEK b.	Q3 2020	Q3 2019	Q2 2020	Jan-Sep 2020	Jan-Sep 2019
Net income adjusted for non-cash items	9.7	-4.3	5.6	20.0	6.1

Working capital changes (net operating assets and liabilities)	-4.4	11.3	-0.1	-5.0	10.3

Cash flow from operating activities	5.3	7.0	5.4	15.0	16.4

Capex (net) including product development	-1.1	-1.4	-1.5	-3.9	-4.3
Other investing activities and lease liabilities	-0.3	-1.1	-0.7	-1.6	-2.5

Free cash flow before M&A	3.9	4.5	3.2	9.5	9.5

Acquisitions/divestments, net	-0.1	-0.5	0.0	-0.3	-0.2

Free cash flow	3.8	4.0	3.2	9.1	9.4

Cash flow from investing activities	-1.1	-3.1	-0.5	-6.6	1.2
Cash flow from financing activities	-0.9	0.2	-4.6	-4.0	-7.0
Net change in cash and cash equivalents	3.1	5.7	-2.7	3.7	12.8

SEK b.	Sep 30 2020	Sep 30 2019	Jun 30 2020
Gross cash	78.2	76.2	75.4

- Borrowings, current	14.6	1.6	15.3
- Borrowings, non-current	22.1	37.2	22.6

Net cash	41.5	37.4	37.5

Equity	82.5	77.5	78.5
Total assets	277.2	288.5	276.8
Capital turnover (times)	1.3	1.4	1.3
Return on capital employed (%)	13.5%	3.8%	9.9%

Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

•	Free cash flow before M&A was SEK 3.9 (4.5) b. including a capital injection into the Swedish Pension Trust of SEK -2.0 b.

•	Solid net cash position at SEK 41.5 (37.4) b.

Cash flow from operating activities

Reported cash flow from operating activities was SEK 5.3 (7.0) b. Change in net operating assets was SEK -4.4 b., driven by higher inventories and lower trade payables. A capital injection of SEK -2.0 b. was made into the Ericsson Swedish Pension Trust as previously reported, affecting cash flow negatively, as described under “Financial position” below. Out of the SEK 0.9 b. refund of social security costs in Q3 2019, SEK 0.4 b. had a positive impact on cash flow. Provisions of SEK 0.5 b. were utilized of which SEK 0.2 b. related to restructuring.

Free cash flow

Free cash flow before M&A was SEK 3.9 (4.5) b. Investments in property, plant and equipment were SEK -1.0 (-1.2) b. and capitalized development expenses were SEK -0.2 (-0.3) b. Free cash flow was SEK 3.8 (4.0) b.

Cash flow from investing and financing activities

Reported cash flow from investing activities was SEK -1.1 (-3.1) b. mainly due to less purchases of interest-bearing securities.

Reported cash flow from financing activities was SEK -0.9 (0.2) b.

Cash flow, year to date (Jan-Sep) development

Free cash flow before M&A year to date was SEK 9.5 (9.5) b. despite total payments made into the Swedish Pension Trust of SEK -3.0 b.

Reported cash flow from investing activities was SEK -6.6 (1.2) b. mainly due to purchase of interest-bearing securities while investments in property, plant and equipment remained stable YoY.

Reported cash flow from financing activities was SEK -4.0 (-7.0) b. of which payment of dividends was SEK -2.5 (-4.4) b. The second installment of the 2019 dividend payment was made on October 7.

Financial position

Gross cash was SEK 78.2 (76.2) b. Gross cash increased by SEK 2.8 b. QoQ as a result of the positive free cash flow. Net cash was SEK 41.5 (37.4) b., an increase of SEK 4.0 b. QoQ.

Liabilities for post-employment benefits decreased in the quarter, to SEK 36.5 b. from SEK 38.6 b., mainly as a result of a capital injection of SEK -2.0 b. into the Swedish Pension Trust. The Swedish defined benefit obligation (DBO) was calculated using a discount rate based on the yields of Swedish government bonds. If the discount rate had been based on Swedish covered mortgage bonds, the liability for post-employment benefits would have been approximately SEK 9.8 b. lower (~SEK 26.7 b.).

As previously reported in the Q1 and Q2 2020 earnings reports there was a funding need for the Swedish pension plan in 2020. The total need was approximately SEK 4 b. of which SEK 3 b. was to be covered by payments into the Swedish Pension Trust and SEK 1 b. by providing a pledged business mortgage to PRI Pensionsgaranti. In Q2 2020, SEK -1 b. was paid and in Q3 2020 the remaining SEK -2 b. was paid into the Swedish Pension Trust. Depending on future market conditions, further cash injections to Pension Trusts amounting to approximately SEK 1 b. per year can be expected. Details regarding Ericsson’s pension plans can be found in note G1 “Post-employment benefits” of the Annual Report.

The average maturity of long-term borrowings as of September 30, 2020, was 1.9 years, a decrease from 2.8 years 12 months earlier.

9 Ericsson | Third quarter report 2020	Cash flow

Parent Company

Income after financial items Jan-Sep 2020, was SEK 3.7 (-9.4) b.

At the end of the quarter, gross cash (cash, cash equivalents, short-term investments and interest-bearing securities, non-current) amounted to SEK 66.3 (59.4) b.

There was an increase in intercompany lending of SEK 1.0 b. and in intercompany borrowing of SEK 0.1 b. in the third quarter.

In accordance with the conditions of the long-term variable compensation program (LTV) for Ericsson employees, 4,489,317 shares from treasury stock were distributed or sold to employees during the third quarter. The holding of treasury stock on September 30, 2020 was 6,043,585 Class B shares.

10 Ericsson | Third quarter report 2020	Parent Company

Other information

Ericsson accelerates 5G for Enterprise with acquisition of Cradlepoint

On September 18, 2020, Ericsson announced that the Company has agreed to acquire Cradlepoint, a US-based vendor in Wireless Edge WAN 4G and 5G Enterprise solutions. The investment is key to Ericsson’s ongoing strategy of capturing market share in the rapidly expanding 5G Enterprise space. Cradlepoint complements Ericsson’s existing 5G Enterprise portfolio which includes Dedicated Networks and a global IoT platform.

The combined offering will create valuable new revenue streams for customers by supporting full 5G-enabled services for enterprise, and boost returns on investments in the network.

Cradlepoint will become a fully owned subsidiary of Ericsson while continuing to operate as a standalone company within segment Emerging Business and Other.

The acquisition price amounts to approximately USD 1.1 b. with the transaction expected to close during Q4 2020, subject to closing conditions.

Cradlepoint’s sales for 2019 were SEK 1.2 b. with a gross margin of 61%. Ericsson’s operating margin is expected to be negatively impacted by approximately -1% in 2021 and 2022—where half is related to amortization of intangible assets which arise from the acquisition.

Cradlepoint is expected to contribute to operating cash flow starting in 2022.

Investigation into Ericsson’s licensing practice in China

In April 2019, Ericsson was informed by China’s State Administration for Market Regulation (SAMR) Anti-monopoly bureau that SAMR has initiated an investigation into Ericsson’s patent licensing practices in China. Ericsson is cooperating with the investigation, which is still in a fact-finding phase. The next steps include continued fact-finding and meetings with SAMR in order to facilitate the authority’s assessments and conclusions.

Covid-19 update

Ericsson continues to closely monitor the Covid-19 situation and the Global Crisis Management Council and task forces in each Market Area have been activated since January. The health and safety of employees, customers, partners and other stakeholders is Ericsson’s top priority. In June, travel and event restrictions were prolonged until the end of the year and employees are still asked to work from home. A mandatory use of face masks in all offices and locations was introduced in September. An office furniture program was also introduced, allowing employees to buy furniture for their home office environment.

The proactive approach to Business Continuity Management (BCM) in full alignment with customers at the beginning of the year has paid off so far with continued quality in Ericsson’s operations and customers´ networks while maintaining highest priority for the wellbeing of Ericsson employees. The Company continues this approach across all facets of the managed service business including through thorough risk assessment and management. For the supply chain, the dual mode production strategy and regionalized supply chains are successful, making it possible to keep the supply chain operational.

11 Ericsson | Third quarter report 2020	Other information

Risk factors

Ericsson is exposed to a number of risks in its activities. To stimulate identification and support cross-functional treatment within the Ericsson Group, risks are grouped in a number of categories, including for example risks relating to technology, IPR, compliance, project execution, operations, products and services, treasury and accounting, the geopolitical environment, M&A, cyber security and occupational health and safety.

Ericsson’s risk management is embedded into strategy development and operational processes and is a part of the Ericsson Group Management System to ensure accountability, effectiveness, efficiency, business continuity and compliance. Risks are defined in both a short-term and long-term perspective and are related to long-term objectives as per the strategic direction as well as to short-term objectives.

Risk factors and uncertainties of relevance to Ericsson are described in the Annual Report 2019. Updates to these risk factors and uncertainties observed by Ericsson that are deemed of short-term relevance include, but are not limited to, the following:

Pandemics, such as for example the one caused by the novel Coronavirus, Covid-19, could severely impact our local and global operations

Pandemics, such as for example the one caused by the novel Coronavirus, could severely impact our local and global operations related to e.g. Service Delivery, Research & Development, Sales and Supply, as well as our customers and suppliers, with significant financial and other consequences. As an example, the Coronavirus pandemic has caused challenges and risks relating to travel and lockdowns limiting access to sites, transportation and logistics and impacting the flow of goods. Although we further strengthen business continuity measures to be able to continue to support our customers’ needs and mitigate any impact on our business, disruptions to the global economy and to the operations and business of our customers, suppliers, and partners could cause disturbances in our operations and may have a material adverse effects on our business and financial position.

Our ability to benefit from intellectual property rights (IPR), may be limited by the loss of patent licenses to or from third parties

Patent licensing agreements are generally multi-year and term based and the process for renewal of these licenses normally requires negotiations, particularly in conjunction with technology shifts and the introduction of new standards, such as 5G. Such renewals and negotiations may take time to resolve, sometimes involve litigation and may have material adverse impact on our business and financial position, including on the timing for and level of revenues from the IPR licensing contract portfolio.

Stockholm, October 21, 2020

Telefonaktiebolaget LM Ericsson

Börje Ekholm, President and CEO

Org. no. 556016-0680

Date for next report: January 26, 2021

12 Ericsson | Third quarter report 2020	Risk factors

Editor’s note

Press briefing and live webcast

Ericsson invites media, investors and analysts to a conference call on October 21, 2020 starting at 9:00 am CET.

Live audio webcast of the conference call as well as supporting slides will be available at:

www.ericsson.com/investors and

www.ericsson.com/press

Replay of the conference call will be available approximately one hour after the call has ended and will remain available for seven days.

For further information, please contact:

Carl Mellander, Senior Vice President, Chief Financial Officer

Phone: +46 72 583 88 70

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Stella Medlicott, Senior Vice President, Chief Marketing and Communications Officer Phone: +46 73 095 65 39

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson

Org. number: 556016-0680

Torshamnsgatan 21

SE-164 83 Stockholm

Phone: +46 10 719 00 00

www.ericsson.com

Investors

Peter Nyquist, Vice President,

Head of Investor Relations

Phone: +46 70 575 29 06

E-mail: peter.nyquist@ericsson.com

Lena Häggblom, Director,

Investor Relations

Phone: +46 72 593 27 78

E-mail: lena.haggblom@ericsson.com

Stefan Jelvin, Director,

Investor Relations

Phone: +46 70 986 02 27

E-mail: stefan.jelvin@ericsson.com

Media

Peter Olofsson, Head of Corporate Communication

Phone: +46 70 267 34 45

E-mail: media.relations@ericsson.com

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

13 Ericsson | Third quarter report 2020	Editor’s note

Forward-looking statements

This report includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance, including, the following:

•	Our goals, targets, strategies, planning assumptions and operational or financial performance expectations, such as the investor day key messages and our targets and strategies as described in the introductory bullets, the CEO comments, the Segment descriptions and in Other information

•	Industry trends, future characteristics and development of the markets in which we operate

•	Our future liquidity, capital resources, capital expenditures, cost savings and profitability

•	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures

•	The ability to deliver on future plans and to realize potential for future growth

•	The expected operational or financial performance of strategic cooperation activities and joint ventures

•	The time until acquired entities and businesses will be integrated and accretive to income

•	Technology and industry trends including the regulatory and standardization environment in which we operate, competition and our customer structure.

The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. Any statement that refers to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

Important factors that could affect whether and to what extent any of our forward-looking statements materialize include, but are not limited to, the factors described in the section “Risk Factors”, and in “Risk Factors” in the Annual Report 2019.

These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this report, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation

14 Ericsson | Third quarter report 2020	Forward-looking statements

Auditors’ Review Report

Introduction

We have reviewed the condensed interim financial information (interim report) of Telefonaktiebolaget LM Ericsson (publ.) as of September 30, 2020, and the nine months period then ended. The board of directors and the CEO are responsible for the preparation and presentation of the interim report in accordance with IAS 34 and the Swedish Annual Accounts Act. Our responsibility is to express a conclusion on this interim report based on our review.

Scope of review

We conducted our review in accordance with the International Standard on Review Engagements ISRE 2410, Review of Interim Report Performed by the Independent Auditor of the Entity.

A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing, ISA, and other generally accepted auditing standards in Sweden. The procedures performed in a review do not enable us to obtain assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim report is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Annual Accounts Act, regarding the Group, and with the Swedish Annual Accounts Act, regarding the Parent Company.

Stockholm, October 21, 2020

Deloitte AB

Thomas Strömberg

Authorized Public Accountant

15 Ericsson | Third quarter report 2020	Auditors’ Review Report

Financial statements

and other information

16 Ericsson | Third quarter report 2020	Financial statements and other information

Financial statements

Condensed consolidated income statement

	Q3			Jan-Sep
SEK million	2020	2019	Change	2020	2019	Change
Net sales	57,472	57,127	1%	162,800	160,843	1%
Cost of sales	-32,710	-35,587	-8%	-97,333	-100,453	-3%

Gross income	24,762	21,540	15%	65,467	60,390	8%

Research and development expenses	-10,101	-9,497	6%	-29,281	-28,182	4%
Selling and administrative expenses	-5,992	-4,920	22%	-19,282	-17,915	8%
Impairment losses on trade receivables	-28	200	-114%	-146	910	-116%

Operating expenses	-16,121	-14,217	13%	-48,709	-45,187	8%

Other operating income and expenses	61	-11,305	-101%	281	-10,466	-103%
Share in earnings of JV and associated companies	-59	-214	-72%	-239	-298	-20%

Operating income (loss)	8,643	-4,196	-306%	16,800	4,439	278%

Financial income and expenses, net	109	-685	-116%	-501	-1,731	-71%

Income after financial items	8,752	-4,881	-279%	16,299	2,708	502%

Income tax	-3,186	-2,013	58%	-5,868	-5,352	10%

Net income (loss)	5,566	-6,894	-181%	10,431	-2,644	-495%

Net income (loss) attributable to:
Owners of the Parent Company	5,353	-6,229		9,961	-2,207
Non-controlling interests	213	-665		470	-437
Other information
Average number of shares, basic (million)	3,326	3,308		3,322	3,304
Earnings (loss) per share, basic (SEK) 1)	1.61	-1.89		3.00	-0.67
Earnings (loss) per share, diluted (SEK) 2)	1.61	-1.89		3.00	-0.67

1)	Based on net income (loss) attributable to owners of the Parent Company.
2)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

Condensed statement of comprehensive income (loss)

	Q3		Jan-Sep
SEK million	2020	2019	2020	2019
Net income (loss)	5,566	-6,894	10,431	-2,644

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans incl. asset ceiling	-701	-2,716	-3,902	-8,166
Revaluation of borrowings due to change in credit risk	-269	81	424	-454

Tax on items that will not be reclassified to profit or loss	148	629	707	1,886

Items that have been or may be reclassified to profit or loss
Cash flow hedge reserve
Gains/ losses arising during the period	71	-374	-24	-580
Reclassification adjustments on gains/ losses included in profit or loss	70	—	211	—
Changes in cumulative translation adjustments	-887	2,092	-2,366	3,687
Share of other comprehensive income (loss) on JV and associated companies	-24	68	-26	114
Tax on items that have been or may be reclassified to profit or loss	-30	77	-39	119

Total other comprehensive income (loss), net of tax	-1,622	-143	-5,015	-3,394

Total comprehensive income (loss)	3,944	-7,037	5,416	-6,038

Total comprehensive income (loss) attributable to:
Owners of the Parent Company	3,717	-6,409	4,963	-5,656
Non-controlling interests	227	-628	453	-382

17 Ericsson | Third quarter report 2020	Financial statements

Condensed consolidated balance sheet

	Sep 30	Jun 30	Dec 31
SEK million	2020	2020	2019
Assets
Non-current assets
Intangible assets
Capitalized development expenses	3,978	4,078	4,040
Goodwill	30,314	31,130	31,200
Intellectual property rights, brands and other intangible assets	2,091	2,189	2,491
Property, plant and equipment	13,882	13,996	13,850
Right-of-use assets	8,243	8,251	8,487
Financial assets
Equity in JV and associated companies	1,317	1,415	1,565
Other investments in shares and participations	1,420	1,472	1,432
Customer finance, non-current	1,269	1,553	2,262
Interest-bearing securities, non-current	23,898	24,025	20,354
Other financial assets, non-current	5,312	5,944	5,614
Deferred tax assets	29,726	31,082	31,174

	121,450	125,135	122,469

Current assets
Inventories	32,804	31,917	30,863
Contract assets	11,468	10,971	12,171
Trade receivables	38,180	38,325	43,069
Customer finance, current	1,878	1,001	1,494
Other current receivables	17,081	18,035	14,479
Interest-bearing securities, current	5,552	5,739	6,759
Cash and cash equivalents	48,774	45,655	45,079

	155,737	151,643	153,914

Total assets	277,187	276,778	276,383

Equity and liabilities
Equity
Stockholders’ equity	82,830	79,005	82,559
Non-controlling interest in equity of subsidiaries	-345	-533	-681

	82,485	78,472	81,878

Non-current liabilities
Post-employment benefits	36,515	38,605	35,817
Provisions, non-current	2,378	2,240	2,679
Deferred tax liabilities	1,102	1,164	1,224
Borrowings, non-current	22,132	22,582	28,257
Lease liabilities, non-current	7,426	7,400	7,595
Other non-current liabilities	1,759	1,812	2,114

	71,312	73,803	77,686

Current liabilities
Provisions, current	8,544	8,363	8,244
Borrowings, current	14,587	15,290	9,439
Lease liabilities, current	2,257	2,302	2,287
Contract liabilities	29,393	31,532	29,041
Trade payables	30,704	32,182	30,403
Other current liabilities	37,905	34,834	37,405

	123,390	124,503	116,819

Total equity and liabilities	277,187	276,778	276,383

18 Ericsson | Third quarter report 2020	Financial statements

Condensed consolidated statement of cash flows

	Q3		Jan-Sep		Jan-Dec
SEK million	2020	2019	2020	2019	2019
Operating activities
Net income	5,566	-6,894	10,431	-2,644	1,840
Adjustments for
Taxes	2,465	-411	3,177	703	1,652
Earnings/dividends in JV and associated companies	74	278	259	373	406
Depreciation, amortization and impairment losses	2,105	2,199	6,381	6,799	9,089
Other	-541	508	-247	882	1,079

	9,669	-4,320	20,001	6,113	14,066

Changes in operating net assets
Inventories	-1,578	1,077	-3,369	-4,939	261
Customer finance, current and non-current	-635	-265	489	-792	-858
Trade receivables and contract assets	-1,513	6,528	4,046	14,211	10,995
Trade payables	-624	-2,913	1,304	-1,060	-372
Provisions and post-employment benefits	-1,897	10,719	-2,868	6,780	-3,729
Contract liabilities	-1,501	-3,988	1,486	2,834	-1,579
Other operating assets and liabilities, net	3,358	151	-6,059	-6,770	-1,911

	-4,390	11,309	-4,971	10,264	2,807

Cash flow from operating activities	5,279	6,989	15,030	16,377	16,873

Investing activities
Investments in property, plant and equipment	-963	-1,231	-3,403	-3,643	-5,118
Sales of property, plant and equipment	55	122	150	538	744
Acquisitions/divestments of subsidiaries and other operations, net	-89	-466	-342	-164	-1,505
Product development	-167	-313	-640	-1,216	-1,545
Other investing activities	301	-56	133	-257	-331
Interest-bearing securities	-246	-1,114	-2,537	5,973	4,214

Cash flow from investing activities	-1,109	-3,058	-6,639	1,231	-3,541

Financing activities
Dividends paid	-42	-141	-2,540	-4,435	-4,450
Repayment of lease liabilities	-567	-1,052	-1,781	-2,279	-2,990
Other financing activities	-277	1,396	308	-294	540

Cash flow from financing activities	-886	203	-4,013	-7,008	-6,900

Effect of exchange rate changes on cash	-165	1,550	-683	2,194	258

Net change in cash and cash equivalents	3,119	5,684	3,695	12,794	6,690

Cash and cash equivalents, beginning of period	45,655	45,499	45,079	38,389	38,389

Cash and cash equivalents, end of period	48,774	51,183	48,774	51,183	45,079

19 Ericsson | Third quarter report 2020	Financial statements

Condensed consolidated statement of changes in equity

	Jan-Sep		Jan-Dec
SEK million	2020	2019	2019
Opening balance	81,878	87,770	87,770
Adjustment due to new accounting standards 1)	—	-249	-249

Adjusted opening balance	81,878	87,521	87,521

Total comprehensive income (loss)	5,416	-6,038	-1,750
Sale/repurchase of own shares	163	125	197
Long-term variable compensation plans	123	303	377
Dividends to shareholders 2)	-5,095	-4,435	-4,450
Transactions with non-controlling interests	—	-1	-17

Closing balance	82,485	77,475	81,878

1)	Opening balance adjustment in 2019 due to IFRS 16.
2)	SEK 0.75 per share of the dividend decided by the AGM in April will be paid out in Q4 2020.

Condensed consolidated income statement – isolated quarters

	2020			2019
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	57,472	55,578	49,750	66,373	57,127	54,810	48,906
Cost of sales	-32,710	-34,661	-29,962	-41,939	-35,587	-34,739	-30,127

Gross income	24,762	20,917	19,788	24,434	21,540	20,071	18,779

Research and development expenses	-10,101	-10,035	-9,145	-10,633	-9,497	-9,518	-9,167
Selling and administrative expenses	-5,992	-7,052	-6,238	-8,222	-4,920	-6,964	-6,031
Impairment losses on trade receivables	-28	42	-160	-173	200	151	559

Operating expenses	-16,121	-17,045	-15,543	-19,028	-14,217	-16,331	-14,639

Other operating income and expenses 1)	61	131	89	756	-11,305	66	773
Share in earnings of JV and associated companies	-59	-152	-28	-37	-214	-67	-17

Operating income (loss)	8,643	3,851	4,306	6,125	-4,196	3,739	4,896

Financial income and expenses, net	109	292	-902	-71	-685	-441	-605

Income after financial items	8,752	4,143	3,404	6,054	-4,881	3,298	4,291

Taxes	-3,186	-1,558	-1,124	-1,570	-2,013	-1,451	-1,888

Net income (loss)	5,566	2,585	2,280	4,484	-6,894	1,847	2,403

Net income (loss) attributable to:
Owners of the Parent Company	5,353	2,452	2,156	4,430	-6,229	1,705	2,317
Non-controlling interests	213	133	124	54	-665	142	86
Other information
Average number of shares, basic (million)	3,326	3,322	3,317	3,313	3,308	3,304	3,300
Earnings (loss) per share, basic (SEK) 2)	1.61	0.74	0.65	1.34	-1.89	0.52	0.70
Earnings (loss) per share, diluted (SEK) 3)	1.61	0.74	0.65	1.33	-1.89	0.51	0.70

1)	Includes cost provisions related to the resolution of the SEC and DOJ investigations of SEK -11.5 b. in Q3 2019 and a partial release of the same provision of SEK 0.7 b. in Q4 2019.
2)	Based on net income (loss) attributable to owners of the Parent Company.
3)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

20 Ericsson | Third quarter report 2020	Financial statements

Condensed consolidated statement of cash flows – isolated quarters

	2020			2019
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating activities
Net income (loss)	5,566	2,585	2,280	4,484	-6,894	1,847	2,403
Adjustments for
Taxes	2,465	1,132	-420	949	-411	310	804
Earnings/ dividends in JV and associated companies	74	155	30	33	278	71	24
Depreciation, amortization and impairment losses	2,105	2,156	2,120	2,290	2,199	2,274	2,326
Other	-541	-440	734	197	508	450	-76

	9,669	5,588	4,744	7,953	-4,320	4,952	5,481

Changes in operating net assets
Inventories	-1,578	-1,253	-538	5,200	1,077	-3,065	-2,951
Customer finance, current and non-current	-635	307	817	-66	-265	384	-911
Trade receivables and contract assets	-1,513	0	5,559	-3,216	6,528	3,338	4,345
Trade payables	-624	4,104	-2,176	688	-2,913	1,833	20
Provisions and post-employment benefits	-1,897	-1,189	218	-10,509	10,719	-480	-3,459
Contract liabilities	-1,501	-1,000	3,987	-4,413	-3,988	-1,641	8,463
Other operating assets and liabilities, net	3,358	-1,108	-8,309	4,859	151	-1,698	-5,223

	-4,390	-139	-442	-7,457	11,309	-1,329	284

Cash flow from operating activities	5,279	5,449	4,302	496	6,989	3,623	5,765

Investing activities
Investments in property, plant and equipment	-963	-1,327	-1,113	-1,475	-1,231	-1,098	-1,314
Sales of property, plant and equipment	55	69	26	206	122	184	232
Acquisitions/divestments of subsidiaries and other operations, net	-89	-45	-208	-1,341	-466	3	299
Product development	-167	-211	-262	-329	-313	-446	-457
Other investing activities	301	-126	-42	-74	-56	-36	-165
Interest-bearing securities	-246	1,141	-3,432	-1,759	-1,114	2,414	4,673

Cash flow from investing activities	-1,109	-499	-5,031	-4,772	-3,058	1,021	3,268

Financing activities
Dividends paid	-42	-2,489	-9	-15	-141	-3,308	-986
Repayment of lease liabilities	-567	-618	-596	-711	-1,052	-623	-604
Other financing activities	-277	-1,451	2,036	834	1,396	-680	-1,010

Cash flow from financing activities	-886	-4,558	1,431	108	203	-4,611	-2,600

Effect of exchange rate changes on cash	-165	-3,084	2,566	-1,936	1,550	13	631

Net change in cash and cash equivalents	3,119	-2,692	3,268	-6,104	5,684	46	7,064

Cash and cash equivalents, beginning of period	45,655	48,347	45,079	51,183	45,499	45,453	38,389

Cash and cash equivalents, end of period	48,774	45,655	48,347	45,079	51,183	45,499	45,453

21 Ericsson | Third quarter report 2020	Financial highlights

Condensed Parent Company income statement

	Q3		Jan-Sep		Jan-Dec
SEK million	2020	2019	2020	2019	2019
Net sales	—	—	—	—	—
Cost of sales	—	—	—	—	—
Gross income	—	—	—	—	—
Operating expenses	-503	-275	-995	-1,032	-1,531
Other operating income and expenses 1)	633	-10,925	1,828	-9,957	-8,148

Operating income	130	-11,200	833	-10,989	-9,679

Financial net	1,327	1,030	2,899	1,626	6,610

Income after financial items	1,457	-10,170	3,732	-9,363	-3,069

Transfers to (-)/from untaxed reserves	—	—	—	—	-1,961
Taxes	-193	-189	-511	-264	87

Net income (loss)	1,264	-10,359	3,221	-9,627	-4,943

1)	Includes costs of SEK -10.7 billion in 2019 related to the resolution of the SEC and DOJ investigations.

Condensed Parent Company statement of comprehensive income (loss)

	Q3		Jan-Sep		Jan-Dec
SEK million	2020	2019	2020	2019	2019
Net income (loss)	1,264	-10,359	3,221	-9,627	-4,943
Revaluation of borrowings due to change in credit risk	-269	81	424	-454	-651
Tax on items that will not be reclassified to profit or loss	56	-17	-87	93	134

Total other comprehensive income, net of tax	-213	64	337	-361	-517

Total comprehensive income (loss)	1,051	-10,295	3,558	-9,988	-5,460

22 Ericsson | Third quarter report 2020	Financial highlights

Condensed Parent Company balance sheet

	Sep 30	Dec 31
SEK million	2020	2019
Assets
Fixed assets
Intangible assets	34	58
Tangible assets	388	303
Financial assets ¹)	110,477	106,156

	110,899	106,517

Current assets
Receivables	26,753	23,166
Short-term investments	5,274	6,328
Cash and cash equivalents	37,095	29,800

	69,122	59,294

Total assets	180,021	165,811

Stockholders’ equity, provisions and liabilities
Equity
Restricted equity	48,164	48,164
Non-restricted equity	31,005	32,222

	79,169	80,386

Provisions	627	668
Non-current liabilities	22,354	28,341
Current liabilities	77,871	56,416

Total stock holders’ equity, provisions and liabilities	180,021	165,811

¹) Of which interest-bearing securities, non-current	23,898	20,354

23 Ericsson | Third quarter report 2020	Financial highlights

Accounting policies and Explanatory notes

Accounting policies

The group

This condensed consolidated interim financial report for the quarterly reporting period ended September 30, 2020, has been prepared in accordance with Accounting Standard IAS 34 “Interim Financial Reporting”. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2019 and should be read in conjunction with that annual report. There are no amendments of IFRS during 2020 that are estimated to have a material impact on the result and financial position of the Company.

Explanatory notes

Covid-19 impacts on the Financial statements

As noted in the previous interim reports, the Covid-19 pandemic has impacted certain lines within our financial statements. Fiscal stimulus provided by governments worldwide has reduced government bond yields and resulted in the significant movement in the capital and equity markets in Q1. These trends have largely reversed as the economic conditions improved in subsequent quarters. This meant that movements in certain line items reported in Q1 have largely been offset or reversed in subsequent quarters to Q3. Figures below are year to date.

In Sweden, government bond yields decreased significantly in Q1, resulting in a significant increase in the net pensions liability. The market conditions have since stabilized, although government bond yields are still lower than that at the end of 2019. The higher pensions liability was offset by cash contributions into the pension trust of SEK 3.0 b and improved trust asset performance in subsequent quarters, resulting in a net increase in pension liability of SEK 0.5 b at Q3.

Borrowings issued by the Parent Company are held at fair value with changes in value due to changes in credit risk recognized in Other comprehensive income (OCI). The widening of credit spreads for corporate bonds in Q1 resulted in a positive impact in equity. Credit spreads on corporate bonds have decreased substantially in subsequent quarters, resulting in a positive impact of SEK 0.4 b. recognized in the OCI at Q3.

Foreign exchanges rates continued to fluctuate significantly during the period. Since the peak in Q1, USD has weakened against SEK in subsequent quarters. This resulted in a net gain on the hedge loan balances used to manage FX execution risk of SEK 0.4 b. recognized within Financial income and expenses in the Consolidated income statement at Q3.

A stronger SEK in Q2 and Q3 also resulted in a negative currency translation adjustment of SEK -2.4 b. on consolidation, recognized in the OCI at Q3.

The Company currently expect no material changes to expected future cash flows which could impact recoverability of assets such as deferred tax assets and intangible assets. Risk assessment on the business plans is carried out on a regular basis and an impairment review will be performed if conditions suggest that such assets may be impaired.

The Company also assessed the wider economic impact in the foreseeable future on the expected credit losses model for trade receivables. The Company concluded that the impact is not material but will continue to perform such analysis on a regular basis.

24 Ericsson | Third quarter report 2020	Accounting policies and Explanatory notes

Net sales by segment by quarter

	2020			2019
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	41,659	39,827	35,126	44,448	39,261	37,819	33,481
Of which Products	30,992	28,966	24,748	31,159	27,500	26,698	23,765
Of which Services	10,667	10,861	10,378	13,289	11,761	11,121	9,716
Digital Services	8,733	8,575	7,345	13,168	9,881	8,991	7,817
Of which Products	4,621	4,598	3,798	7,338	5,594	4,611	3,937
Of which Services	4,112	3,977	3,547	5,830	4,287	4,380	3,880
Managed Services	5,498	5,573	5,714	7,027	6,359	6,323	5,856
Emerging Business and Other	1,582	1,603	1,565	1,730	1,626	1,677	1,752

Total	57,472	55,578	49,750	66,373	57,127	54,810	48,906

	2020			2019
Sequential change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	5%	13%	-21%	13%	4%	13%	-20%
Of which Products	7%	17%	-21%	13%	3%	12%	-20%
Of which Services	-2%	5%	-22%	13%	6%	14%	-18%
Digital Services	2%	17%	-44%	33%	10%	15%	-40%
Of which Products	1%	21%	-48%	31%	21%	17%	-47%
Of which Services	3%	12%	-39%	36%	-2%	13%	-30%
Managed Services	-1%	-2%	-19%	11%	1%	8%	-15%
Emerging Business and Other	-1%	2%	-10%	6%	-3%	-4%	-23%

Total	3%	12%	-25%	16%	4%	12%	-23%

	2020			2019
Year over Year change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	6%	5%	5%	7%	9%	17%	17%
Of which Products	13%	8%	4%	5%	9%	20%	22%
Of which Services	-9%	-2%	7%	12%	11%	10%	6%
Digital Services	-12%	-5%	-6%	1%	10%	2%	8%
Of which Products	-17%	0%	-4%	-2%	22%	3%	0%
Of which Services	-4%	-9%	-9%	5%	-3%	0%	17%
Managed Services	-14%	-12%	-2%	2%	-2%	-3%	-1%
Emerging Business and Other	-3%	-4%	-11%	-24%	-33%	-18%	6%

Total	1%	1%	2%	4%	6%	10%	13%

	2020			2019
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	116,612	74,953	35,126	155,009	110,561	71,300	33,481
Of which Products	84,706	53,714	24,748	109,122	77,963	50,463	23,765
Of which Services	31,906	21,239	10,378	45,887	32,598	20,837	9,716
Digital Services	24,653	15,920	7,345	39,857	26,689	16,808	7,817
Of which Products	13,017	8,396	3,798	21,480	14,142	8,548	3,937
Of which Services	11,636	7,524	3,547	18,377	12,547	8,260	3,880
Managed Services	16,785	11,287	5,714	25,565	18,538	12,179	5,856
Emerging Business and Other	4,750	3,168	1,565	6,785	5,055	3,429	1,752

Total	162,800	105,328	49,750	227,216	160,843	103,716	48,906

	2020			2019
Year over year change, percent	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	5%	5%	5%	12%	14%	17%	17%
Of which Products	9%	6%	4%	13%	16%	21%	22%
Of which Services	-2%	2%	7%	10%	9%	9%	6%
Digital Services	-8%	-5%	-6%	5%	6%	4%	8%
Of which Products	-8%	-2%	-4%	5%	9%	2%	0%
Of which Services	-7%	-9%	-9%	4%	4%	8%	17%
Managed Services	-9%	-7%	-2%	-1%	-2%	-2%	-1%
Emerging Business and Other	-6%	-8%	-11%	-19%	-18%	-7%	6%

Total	1%	2%	2%	8%	9%	11%	13%

25 Ericsson | Third quarter report 2020	Accounting policies and Explanatory notes

Gross income by segment by quarter

	2020			2019
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	19,375	16,022	15,586	18,265	16,327	15,670	14,455
Digital Services	3,787	3,738	2,929	4,898	3,749	3,311	2,878
Managed Services	1,093	955	933	1,039	1,136	779	1,036
Emerging Business and Other	507	202	340	232	328	311	410

Total	24,762	20,917	19,788	24,434	21,540	20,071	18,779

	2020			2019
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	50,983	31,608	15,586	64,717	46,452	30,125	14,455
Digital Services	10,454	6,667	2,929	14,836	9,938	6,189	2,878
Managed Services	2,981	1,888	933	3,990	2,951	1,815	1,036
Emerging Business and Other	1,049	542	340	1,281	1,049	721	410

Total	65,467	40,705	19,788	84,824	60,390	38,850	18,779

Operating income (loss) by segment by quarter

	2020			2019
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	9,165	5,255	5,827	6,399	7,216	5,680	5,472
Digital Services	-591	-697	-1,417	-164	-660	-1,405	-1,798
Managed Services	491	263	408	292	562	203	1,252
Emerging Business and Other	-422	-970	-512	-402	-11,314	-739	-30

Total	8,643	3,851	4,306	6,125	-4,196	3,739	4,896

	2020			2019
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	20,247	11,082	5,827	24,767	18,368	11,152	5,472
Digital Services	-2,705	-2,114	-1,417	-4,027	-3,863	-3,203	-1,798
Managed Services	1,162	671	408	2,309	2,017	1,455	1,252
Emerging Business and Other	-1,904	-1,482	-512	-12,485	-12,083	-769	-30

Total	16,800	8,157	4,306	10,564	4,439	8,635	4,896

26 Ericsson | Third quarter report 2020	Accounting policies and Explanatory notes

Net sales by market area by quarter

	2020			2019
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	7,801	6,582	5,917	9,231	7,432	6,965	6,148
North East Asia	8,814	7,790	3,907	9,704	6,356	6,516	3,824
North America	18,356	18,407	17,911	17,368	18,985	17,699	16,171
Europe and Latin America 1) 2)	13,318	13,061	12,241	17,489	14,308	14,085	13,124
Middle East and Africa	5,520	5,431	5,829	8,426	6,046	5,641	5,412
Other 1) 2)	3,663	4,307	3,945	4,155	4,000	3,904	4,227

Total	57,472	55,578	49,750	66,373	57,127	54,810	48,906

1) Of which in Sweden	249	284	227	235	13	149	192
2) Of which in EU*	7,090	7,278	6,259	10,572	8,815	8,385	7,957

	2020			2019
Sequential change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	19%	11%	-36%	24%	7%	13%	-25%
North EastAsia	13%	99%	-60%	53%	-2%	70%	-54%
North America	0%	3%	3%	-9%	7%	9%	-10%
Europe and Latin America 1) 2)	2%	7%	-30%	22%	2%	7%	-27%
Middle East and Africa	2%	-7%	-31%	39%	7%	4%	-21%
Other 1) 2)	-15%	9%	-5%	4%	2%	-8%	-5%

Total	3%	12%	-25%	16%	4%	12%	-23%

1) Of which in Sweden	-12%	25%	-3%	1708%	-91%	-22%	-49%
2) Of which in EU*	-3%	16%	-29%	20%	5%	5%	-23%

	2020			2019
Year over year change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	5%	-5%	-4%	12%	-7%	0%	-4%
North East Asia	39%	20%	2%	16%	10%	37%	13%
North America	-3%	4%	11%	-4%	27%	23%	43%
Europe and Latin America 1) 2)	-7%	-7%	-7%	-2%	-3%	1%	1%
Middle East and Africa	-9%	-4%	8%	23%	4%	-3%	-8%
Other 1) 2)	-8%	10%	-7%	-6%	-13%	-1%	21%

Total	1%	1%	2%	4%	6%	10%	13%

1) Of which in Sweden	1815%	91%	18%	-37%	-97%	-75%	-79%
2) Of which in EU*	-4%	5%	-4%	2%	4%	-3%	-7%

	2020			2019
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	20,300	12,499	5,917	29,776	20,545	13,113	6,148
North East Asia	20,511	11,697	3,907	26,400	16,696	10,340	3,824
North America	54,674	36,318	17,911	70,223	52,855	33,870	16,171
Europe and Latin America 1) 2)	38,620	25,302	12,241	59,006	41,517	27,209	13,124
Middle East and Africa	16,780	11,260	5,829	25,525	17,099	11,053	5,412
Other 1) 2)	11,915	8,252	3,945	16,286	12,131	8,131	4,227

Total	162,800	105,328	49,750	227,216	160,843	103,716	48,906

1) Of which in Sweden	760	511	227	589	354	341	192
2) Of which in EU*	20,627	13,537	6,259	35,729	25,157	16,342	7,957

	2020			2019
Year to date, year over year change, percent	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	-1%	-5%	-4%	1%	-4%	-2%	-4%
North East Asia	23%	13%	2%	18%	20%	27%	13%
North America	3%	7%	11%	20%	30%	32%	43%
Europe and Latin America 1) 2)	-7%	-7%	-7%	-1%	0%	1%	1%
Middle East and Africa	-2%	2%	8%	5%	-2%	-5%	-8%
Other 1) 2)	-2%	1%	-7%	-1%	1%	9%	21%

Total	1%	2%	2%	8%	9%	11%	13%

1) Of which in Sweden	115%	50%	18%	-75%	-82%	-77%	-79%
2) Of which in EU*	-1%	1%	-4%	-1%	-2%	-5%	-7%

*)	No sales to UK are included as from 2020.

27 Ericsson | Third quarter report 2020	Accounting policies and Explanatory notes

Net sales by market area by segment

	Q3 2020					Jan-Sep 2020
SEK million	Networks	Digital Services	Managed Services	Emerging Business and Other	Total	Networks	Digital Services	Managed Services	Emerging Business and Other	Total
South East Asia, Oceania and India	5,560	1,085	1,153	3	7,801	14,237	2,935	3,100	28	20,300
North East Asia	7,432	1,130	164	88	8,814	16,594	3,167	539	211	20,511
North America	15,616	1,984	745	11	18,356	46,618	5,264	2,746	46	54,674
Europe and Latin America	8,056	2,728	2,443	91	13,318	23,074	7,745	7,535	266	38,620
Middle East and Africa	3,108	1,416	993	3	5,520	9,693	4,209	2,865	13	16,780
Other	1,887	390	0	1,386	3,663	6,396	1,333	0	4,186	11,915

Total	41,659	8,733	5,498	1,582	57,472	116,612	24,653	16,785	4,750	162,800

Share of total	72%	15%	10%	3%	100%	72%	15%	10%	3%	100%

	Q3 2020
Sequential change, percent	Networks	Digital Services	Managed Services	Emerging Business and Other	Total
South East Asia, Oceania and India	24%	1%	12%	-63%	19%
North East Asia	16%	-4%	-5%	54%	13%
North America	-1%	14%	-15%	-52%	0%
Europe and Latin America	3%	4%	-3%	2%	2%
Middle East and Africa	3%	-2%	2%	—	2%
Other	-21%	-22%	-100%	-3%	-15%

Total	5%	2%	-1%	-1%	3%

	Q3 2020					Jan-Sep 2020
Year over year change, percent	Networks	Digital Services	Managed Services	Emerging Business and Other	Total	Networks	Digital Services	Managed Services	Emerging Business and Other	Total
South East Asia, Oceania and India	1%	17%	18%	-77%	5%	-5%	10%	11%	-30%	-1%
North East Asia	54%	-13%	-26%	319%	39%	28%	9%	-22%	132%	23%
North America	4%	-26%	-39%	-58%	-3%	9%	-21%	-21%	-43%	3%
Europe and Latin America	-2%	-8%	-19%	-17%	-7%	-4%	-9%	-14%	-9%	-7%
Middle East and Africa	-11%	-11%	5%	-67%	-9%	0%	-9%	4%	8%	-2%
Other	-11%	-10%	-100%	-4%	-8%	2%	3%	—	-8%	-2%

Total	6%	-12%	-14%	-3%	1%	5%	-8%	-9%	-6%	1%

Top 5 countries in sales

	Q3		Jan-Sep
Country, percentage of net sales	2020	2019	2020	2019
United States	34%	35%	35%	34%
China	10%	7%	8%	6%
Australia	4%	3%	4%	3%
Japan	4%	4%	4%	3%
Saudi Arabia	4%	3%	4%	3%

28 Ericsson | Third quarter report 2020	Accounting policies and Explanatory notes

IPR licensing revenues by segment by quarter

	2020			2019
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	1,773	2,282	2,019	2,014	1,972	1,845	2,066
Digital Services	389	501	443	443	433	404	454

Total	2,162	2,783	2,462	2,457	2,405	2,249	2,520

	2020			2019
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	6,074	4,301	2,019	7,897	5,883	3,911	2,066
Digital Services	1,333	944	443	1,734	1,291	858	454

Total	7,407	5,245	2,462	9,631	7,174	4,769	2,520

Provisions

	2020			2019
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Opening balance	10,603	11,060	10,923	22,007	11,358	12,033	16,008
Additions¹)	1,093	2,116	793	2,438	12,774	1,423	1,401
Utilization/Cash out¹)	-475	-2,066	-673	-12,529	-2,151	-2,084	-1,676
Of which restructuring	-160	-137	-186	-143	-711	-378	-557
Reversal of excess amounts	-172	-192	-124	-842	-128	-88	-125
Reclassification, translation difference and other	-127	-315	141	-151	154	74	-3,575

Closing balance	10,922	10,603	11,060	10,923	22,007	11,358	12,033

Of which restructuring	1,659	1,594	1,202	1,095	1,099	1,743	2,059

	2020			2019
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Opening balance	10,923	10,923	10,923	16,008	16,008	16,008	16,008
Additions	4,002	2,909	793	7,172	15,598	2,824	1,401
Utilization/Cash out	-3,214	-2,739	-673	-7,576	-5,911	-3,760	-1,676
Of which restructuring	-483	-323	-186	-1,789	-1,646	-935	-557
Reversal of excess amounts	-488	-316	-124	-1,183	-341	-213	-125
Reclassification, translation difference and other	-301	-174	141	-3,498	-3,347	-3,501	-3,575

Closing balance	10,922	10,603	11,060	10,923	22,007	11,358	12,033

Of which restructuring	1,659	1,594	1,202	1,095	1,099	1,743	2,059

1)	Includes additions of cost provisions related to the resolution of the SEC and DOJ investigations of SEK -11.5 b. in Q3 2019. Includes payment of SEK 10.1 b. to SEC and DOJ in Q4 2019.

29 Ericsson | Third quarter report 2020	Accounting policies and Explanatory notes

Financial instruments

There have been no changes to the classification of financial instruments or fair value hierarchy categorization from that presented in the latest 2019 Annual Report. Where Level 2 and Level 3 fair value hierarchies apply, the inputs and valuation methods used remained unchanged. The book values and fair values of financial instruments are as follows:

	Sep 30	Jun 30	Dec 31
SEK million	2020	2020	2019
Financial assets at fair value through profit or loss	64,402	61,384	57,040
Financial assets at fair value through OCI	38,180	38,325	43,069
Financial assets at amortized costs	4,361	3,384	4,519

Total financial assets	106,943	103,093	104,628

Financial liabilities at fair value through profit or loss	35,645	36,780	36,895
Financial liabilities at amortized costs	32,397	34,133	32,199

Total financial liabilities	68,042	70,913	69,094

Financial assets at fair value through profit or loss (FVTPL) are mainly interest bearing securities and cash equivalents, measured at quoted market prices (Level 1) (SEK 58,210 million at Sep 2020, SEK 55,760 million at Jun 2020 and SEK 50,543 million at Dec 2019). Other FVTPL assets measured under Level 3 hierarchy are customer finance receivables (SEK 3,147 million at Sep 2020, SEK 2,554 million at June 2020, SEK 3,756 million at Dec 2019) and other financial investments (SEK 2,557 million at Sep 2020, SEK 2,621 million at June 2020 and SEK 2,600 million at Dec 2019). Movements of customer finance receivables are as follows: additions of SEK 20,895 million, disposals and repayments of SEK 21,378 million and revaluation loss of SEK 126 million.

Financial assets at fair value through OCI consist of trade receivables, measured at gross values less impairment allowance for expected credit losses which is deemed to be equal to their fair values.

Financial liabilities at FVTPL are mainly parent company borrowings (SEK 35,024 million at Sep 2020, SEK 35,920 million at Jun 2020 and SEK 35,899 million at Dec 2019). Some borrowings are valued at quoted market prices (Level 1), whereas others not traded on the credit market (Level 2) are valued based on the latest average pricing updates from Ericsson core banks.

Financial assets and liabilities at amortized costs comprise of some cash equivalents, borrowings and trade payables that are deemed to be equal to fair values.

Information on investments

Investments in assets subject to depreciation, amortization, impairment and write-downs

	2020			2019
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Additions
Property, plant and equipment	963	1,327	1,113	1,475	1,231	1,098	1,314
Capitalized development expenses	167	211	262	329	313	446	457
IPR, brands and other intangible assets	—	97	1	1	2	—	1

Total	1,130	1,635	1,376	1,805	1,546	1,544	1,772

Depreciation, amortization and impairment losses
Property, plant and equipment	916	1,003	1,009	1,100	1,048	919	880
Capitalized development expenses	230	272	174	256	330	449	520
Goodwill, IPR, brands and other intangible assets	365	258	321	269	229	226	314

Total	1,511	1,533	1,504	1,625	1,607	1,594	1,714

	2020			2019
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Additions
Property, plant and equipment	3,403	2,440	1,113	5,118	3,643	2,412	1,314
Capitalized development expenses	640	473	262	1,545	1,216	903	457
IPR, brands and other intangible assets	98	98	1	4	3	1	1

Total	4,141	3,011	1,376	6,667	4,862	3,316	1,772

Depreciation, amortization and impairment losses
Property, plant and equipment	2,928	2,012	1,009	3,947	2,847	1,799	880
Capitalized development expenses	676	446	174	1,555	1,299	969	520
Goodwill, IPR, brands and other intangible assets	944	579	321	1,038	769	540	314

Total	4,548	3,037	1,504	6,540	4,915	3,308	1,714

30 Ericsson | Third quarter report 2020	Accounting policies and Explanatory notes

Other information

	Q3		Jan-Sep
SEK million	2020	2019	2020	2019
Number of shares and earnings per share
Number of shares, end of period (million)	3,334	3,334	3,334	3,334
Of which class A-shares (million)	262	262	262	262
Of which class B-shares (million)	3,072	3,072	3,072	3,072
Number of treasury shares, end of period (million)	6	25	6	25
Number of shares outstanding, basic, end of period (million)	3,328	3,309	3,328	3,309
Numbers of shares outstanding, diluted, end of period (million)	3,331	3,327	3,331	3,327
Average number of treasury shares (million)	8	26	12	30
Average number of shares outstanding, basic (million)	3,326	3,308	3,322	3,304
Average number of shares outstanding, diluted (million) ¹)	3,329	3,326	3,325	3,322
Earnings (loss) per share, basic (SEK) ²)	1.61	-1.89	3.00	-0.67
Earnings (loss) per share, diluted (SEK) ¹)	1.61	-1.89	3.00	-0.67
Exchange rates used in the consolidation
SEK/EUR - closing rate	—	—	10.55	10.71
SEK/USD - closing rate	—	—	9.00	9.81
Other
Assets pledged as collateral	—	—	6,743	6,049
Contingent liabilities	—	—	1,113	1,640

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
2)	Based on net income (loss) attributable to owners of the Parent Company.

Number of employees

	2020			2019
End of period	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
South East Asia, Oceania and India	25,633	25,265	24,942	24,559	24,322	23,942	24,051
North East Asia	13,955	13,965	13,786	13,783	13,608	13,334	13,169
North America	9,537	9,785	9,718	9,643	9,487	9,342	9,246
Europe and Latin America ¹)	46,495	46,521	46,402	47,135	44,150	43,846	43,833
Middle East and Africa	4,206	4,264	4,247	4,297	4,320	4,292	4,281

Total	99,826	99,800	99,095	99,417	95,887	94,756	94,580

¹) Of which Sweden	13,046	12,884	12,746	12,730	12,679	12,549	12,455

31 Ericsson | Third quarter report 2020	Accounting policies and Explanatory notes

Alternative performance measures

In this section, the Company presents its Alternative Performance Measures (APMs), which are not recognized measures of financial performance under IFRS. The presentation of APMs has limitations as analytical tools and should not be considered in isolation or as a substitute for related financial measures prepared in accordance with IFRS.

APMs are presented to enhance an investor’s evaluation of ongoing operating results, to aid in forecasting future periods and to facilitate meaningful comparison of results between periods.

Management uses these APMs to, among other things, evaluate ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of certain performance-based compensation. APM’s should not be viewed as substitutes for income statement or cash flow items computed in accordance with IFRS.

As from 2020 net sales and operating margin excluding restructuring charges rolling four quarters (%) are introduced. The Company is of the view that the new APM is a good way to explain and measure the performance of the company. The contracts are delivered over several quarters and thus an individual quarter does not always fully reflect the performance.

The Company has decided to remove Cash conversion as an APM since it is no longer used by the Company. The Company is instead using Free cash flow before M&A to reflect the cash flows generated by the Company.

This section also includes a reconciliation of the APM’s to the most directly reconcilable line items in the financial statements. For more information about non-IFRS key operating measures, see Ericsson Annual Report 2019.

Sales growth adjusted for comparable units and currency

Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations.

	2020			2019
Isolated quarters, year over year change	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Reported net sales	57,472	55,578	49,750	66,373	57,127	54,810	48,906
Acquired business	-415	-422	-319	-96	—	—	—
Net FX impact	4,304	-326	-1,654	-2,748	-2,457	-2,538	-2,932
Comparable net sales, excluding FX impact	61,361	54,830	47,777	63,529	54,670	52,272	45,974
Comparable quarter net sales adj.for acq/div business 1)	57,150	54,810	48,798	63,037	53,077	49,055	42,961
Sales growth adjusted for comparable units and currency (%)	7%	0%	-2%	1%	3%	7%	7%

	2020			2019
Year to date, year over year change	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Reported net sales	162,800	105,328	49,750	227,216	160,843	103,716	48,906
Acquired business	-1,156	-741	-319	-96	—	—	—
Net FX impact	2,324	-1,980	-1,654	-10,675	-7,927	-5,470	-2,932
Comparable net sales, excluding FX impact	163,968	102,607	47,777	216,445	152,916	98,246	45,974
Comparable quarter net sales adj.for acq/div business ¹)	160,758	103,608	48,798	208,130	145,093	92,016	42,961
Sales growth adjusted for comparable units and currency (%)	2%	-1%	-2%	4%	5%	7%	7%

1)	Adjusted for divestment of MediaKind in February 2019 and acquisition of Kathrein in October 2019.

32 Ericsson | Third quarter report 2020	Alternative performance measures

Items excluding restructuring charges

Gross income, operating expenses, and operating income (loss) are presented excluding restructuring charges and, for certain measures, as a percentage of net sales.

	2020			2019
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gross income	24,762	20,917	19,788	24,434	21,540	20,071	18,779
Net sales	57,472	55,578	49,750	66,373	57,127	54,810	48,906
Gross margin (% )	43.1%	37.6%	39.8%	36.8%	37.7%	36.6%	38.4%

Gross income	24,762	20,917	19,788	24,434	21,540	20,071	18,779
Restructuring charges included in cost of sales	73	312	335	218	28	26	65
Gross income excluding restructuring charges	24,835	21,229	20,123	24,652	21,568	20,097	18,844
Net sales	57,472	55,578	49,750	66,373	57,127	54,810	48,906
Gross margin excluding restructuring charges (%)	43.2%	38.2%	40.4%	37.1%	37.8%	36.7%	38.5%

Operating expenses	-16,121	-17,045	-15,543	-19,028	-14,217	-16,331	-14,639
Restructuring charges included in R&D expenses	244	227	-39	79	98	49	118
Restructuring charges included in selling and administrative expenses	13	144	5	30	21	43	23
Operating expenses excluding restructuring charges	-15,864	-16,674	-15,577	-18,919	-14,098	-16,239	-14,498

Operating income (loss)	8,643	3,851	4,306	6,125	-4,196	3,739	4,896
Net sales	57,472	55,578	49,750	66,373	57,127	54,810	48,906
Operating margin (%)	15.0%	6.9%	8.7%	9.2%	-7.3%	6.8%	10.0%

Operating income (loss)	8,643	3,851	4,306	6,125	-4,196	3,739	4,896
Total restructuring charges	330	683	301	327	147	118	206
Operating income (loss) excluding restructuring charges	8,973	4,534	4,607	6,452	-4,049	3,857	5,102
Net sales	57,472	55,578	49,750	66,373	57,127	54,810	48,906
Operating margin excluding restructuring charges (%)	15.6%	8.2%	9.3%	9.7%	-7.1%	7.0%	10.4%

	2020			2019
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Gross income	65,467	40,705	19,788	84,824	60,390	38,850	18,779
Net sales	162,800	105,328	49,750	227,216	160,843	103,716	48,906
Gross margin (% )	40.2%	38.6%	39.8%	37.3%	37.5%	37.5%	38.4%

Gross income	65,467	40,705	19,788	84,824	60,390	38,850	18,779
Restructuring charges included in cost of sales	720	647	335	337	119	91	65
Gross income excluding restructuring charges	66,187	41,352	20,123	85,161	60,509	38,941	18,844
Net sales	162,800	105,328	49,750	227,216	160,843	103,716	48,906
Gross margin excluding restructuring charges (%)	40.7%	39.3%	40.4%	37.5%	37.6%	37.5%	38.5%

Operating expenses	-48,709	-32,588	-15,543	-64,215	-45,187	-30,970	-14,639
Restructuring charges included in R&D expenses	432	188	-39	344	265	167	118
Restructuring charges included in selling and administrative expenses	162	149	5	117	87	66	23
Operating expenses excluding restructuring charges	-48,115	-32,251	-15,577	-63,754	-44,835	-30,737	-14,498

Operating income (loss)	16,800	8,157	4,306	10,564	4,439	8,635	4,896
Net sales	162,800	105,328	49,750	227,216	160,843	103,716	48,906
Operating margin (%)	10.3%	7.7%	8.7%	4.6%	2.8%	8.3%	10.0%

Operating income (loss)	16,800	8,157	4,306	10,564	4,439	8,635	4,896
Total restructuring charges	1,314	984	301	798	471	324	206
Operating income (loss) excluding restructuring charges	18,114	9,141	4,607	11,362	4,910	8,959	5,102
Net sales	162,800	105,328	49,750	227,216	160,843	103,716	48,906
Operating margin excluding restructuring charges (%)	11.1%	8.7%	9.3%	5.0%	3.1%	8.6%	10.4%

33 Ericsson | Third quarter report 2020	Alternative performance measures

EBITA and EBITA margin

Earnings (loss) before interest, taxes, amortization and write-downs of acquired intangibles, also expressed as a percentage of net sales.

	2020			2019
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net income (loss)	5,566	2,585	2,280	4,484	-6,894	1,847	2,403
Taxes	3,186	1,558	1,124	1,570	2,013	1,451	1,888
Financial income and expenses, net	-109	-292	902	71	685	441	605
Amortization and write-downs of acquired intangibles	365	258	321	269	229	226	314
EBITA	9,008	4,109	4,627	6,394	-3,967	3,965	5,210
Net sales	57,472	55,578	49,750	66,373	57,127	54,810	48,906
EBITA margin (%)	15.7%	7.4%	9.3%	9.6%	-6.9%	7.2%	10.7%

	2020			2019
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income (loss)	10,431	4,865	2,280	1,840	-2,644	4,250	2,403
Taxes	5,868	2,682	1,124	6,922	5,352	3,339	1,888
Financial income and expenses, net	501	610	902	1,802	1,731	1,046	605
Amortization and write-downs of acquired intangibles	944	579	321	1,038	769	540	314
EBITA	17,744	8,736	4,627	11,602	5,208	9,175	5,210
Net sales	162,800	105,328	49,750	227,216	160,843	103,716	48,906
EBITA margin (% )	10.9%	8.3%	9.3%	5.1%	3.2%	8.8%	10.7%

Rolling four quarters of net sales and operating margin excluding restructuring charges (%)

Net sales, operating margin and restructuring charges as a sum of last four quarters.

	2020			2019
Rolling four quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	229,173	228,828	228,060	227,216	224,652	221,335	216,333
Operating income (loss)	22,925	10,086	9,974	10,564	2,587	10,024	6,450
Restructuring charges	1,641	1,458	893	798	4,882	5,287	7,049
Operating income (loss) excl. restr. charges	24,566	11,544	10,867	11,362	7,469	15,311	13,499
Operating margin excl. restr. charges (%)	10.7%	5.0%	4.8%	5.0%	3.3%	6.9%	6.2%

34 Ericsson | Third quarter report 2020	Alternative performance measures

Gross cash and net cash, end of period

Gross cash: Cash and cash equivalents plus interest-bearing securities (current and non-current).

Net cash: Cash and cash equivalents plus interest-bearing securities (current and non-current) less borrowings (current and non-current).

	2020			2019
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cash and cash equivalents	48,774	45,655	48,347	45,079	51,183	45,498	45,453
+ Interest-bearing securities, current	5,552	5,739	7,834	6,759	5,866	6,367	3,183
+ Interest-bearing securities, non-current	23,898	24,025	23,335	20,354	19,157	17,091	23,022
Gross cash, end of period	78,224	75,419	79,516	72,192	76,206	68,956	71,658
-Borrowings, current	14,587	15,290	17,759	9,439	1,622	2,160	3,015
-Borrowings, non-current	22,132	22,581	23,381	28,257	37,153	33,040	32,533
Net cash, end of period	41,505	37,548	38,376	34,496	37,431	33,756	36,110

Capital employed

Total assets less non-interest-bearing provisions and liabilities.

	2020			2019
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total assets	277,187	276,778	292,307	276,383	288,531	280,447	283,958

Non-interest-bearing provisions and liabilities
Provisions, non-current	2,378	2,240	2,703	2,679	2,308	2,646	2,670
Deferred tax liabilities	1,102	1,164	1,060	1,224	857	1,178	792
Other non-current liabilities	1,759	1,813	2,178	2,114	2,163	2,160	2,118
Provisions, current	8,544	8,363	8,357	8,244	19,699	8,712	9,363
Contract liabilities	29,393	31,532	34,265	29,041	34,499	37,264	38,605
Trade payables	30,704	32,182	29,840	30,403	30,672	31,388	30,842
Other current liabilities	37,905	34,834	40,521	37,405	34,624	33,351	38,528
Capital employed	165,402	164,650	173,383	165,273	163,709	163,748	161,040

Capital turnover

Annualized net sales divided by average capital employed.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2020			2019
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	57,472	55,578	49,750	66,373	57,127	54,810	48,906
Annualized net sales	229,888	222,312	199,000	265,492	228,508	219,240	195,624
Average capital employed
Capital employed at beginning of period	164,650	173,383	165,273	163,709	163,748	161,040	149,615
Capital employed at end of period	165,402	164,650	173,383	165,273	163,709	163,748	161,040
Average capital employed	165,026	169,017	169,328	164,491	163,729	162,394	155,328
Capital turnover (times)	1.4	1.3	1.2	1.6	1.4	1.4	1.3

	2020			2019
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net sales	162,800	105,328	49,750	227,216	160,843	103,716	48,906
Annualized net sales	217,067	210,656	199,000	227,216	214,457	207,432	195,624
Average capital employed
Capital employed at beginning of period	165,273	165,273	165,273	149,615	149,615	149,615	149,615
Capital employed at end of period	165,402	164,650	173,383	165,273	163,709	163,748	161,040
Average capital employed	165,338	164,962	169,328	157,444	156,662	156,682	155,328
Capital turnover (times)	1.3	1.3	1.2	1.4	1.4	1.3	1.3

35 Ericsson | Third quarter report 2020	Alternative performance measures

Return on capital employed

The annualized total of operating income (loss) as a percentage of average capital employed.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2020			2019
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating income (loss)	8,643	3,851	4,306	6,125	-4,196	3,739	4,896
Annualized operating income (loss)	34,572	15,404	17,224	24,500	-16,784	14,956	19,584
Average capital employed
Capital employed at beginning of period	164,650	173,383	165,273	163,709	163,748	161,040	149,615
Capital employed at end of period	165,402	164,650	173,383	165,273	163,709	163,748	161,040
Average capital employed	165,026	169,017	169,328	164,491	163,729	162,394	155,328
Return on capital employed (%)	20.9%	9.1%	10.2%	14.9%	-10.3%	9.2%	12.6%

	2020			2019
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Operating income (loss)	16,800	8,157	4,306	10,564	4,439	8,635	4,896
Annualized operating income (loss)	22,400	16,314	17,224	10,564	5,919	17,270	19,584
Average capital employed
Capital employed at beginning of period	165,273	165,273	165,273	149,615	149,615	149,615	149,615
Capital employed at end of period	165,402	164,650	173,383	165,273	163,709	163,748	161,040
Average capital employed	165,338	164,962	169,328	157,444	156,662	156,682	155,328
Return on capital employed (%)	13.5%	9.9%	10.2%	6.7%	3.8%	11.0%	12.6%

Equity ratio

Equity expressed as a percentage of total assets.

	2020			2019
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total equity	82,485	78,472	79,113	81,878	77,475	84,533	84,532
Total assets	277,187	276,778	292,307	276,383	288,531	280,447	283,958
Equity ratio (%)	29.8%	28.4%	27.1%	29.6%	26.9%	30.1%	29.8%

Return on equity

Annualized net income (loss) attributable to owners of the Parent Company as a percentage of average stockholders’ equity.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2020			2019
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net income (loss) attributable to owners of the Parent Company	5,353	2,452	2,156	4,430	-6,229	1,705	2,317
Annualized	21,412	9,808	8,624	17,720	-24,916	6,820	9,268
Average stockholders’ equity
Stockholders’ equity, beginning of period	79,005	79,841	82,559	78,200	84,488	84,619	86,978
Stockholders’ equity, end of period	82,830	79,005	79,841	82,559	78,200	84,488	84,619
Average stockholders’ equity	80,918	79,423	81,200	80,380	81,344	84,554	85,799
Return on equity (%)	26.5%	12.3%	10.6%	22.0%	-30.6%	8.1%	10.8%

	2020			2019
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income (loss) attributable to owners of the Parent Company	9,961	4,608	2,156	2,223	-2,207	4,022	2,317
Annualized	13,281	9,216	8,624	2,223	-2,943	8,044	9,268
Average stockholders’ equity
Stockholders’ equity, beginning of period	82,559	82,559	82,559	86,978	86,978	86,978	86,978
Stockholders’ equity, end of period	82,830	79,005	79,841	82,559	78,200	84,488	84,619
Average stockholders’ equity	82,695	80,782	81,200	84,769	82,589	85,733	85,799
Return on equity (%)	16.1%	11.4%	10.6%	2.6%	-3.6%	9.4%	10.8%

36 Ericsson | Third quarter report 2020	Alternative performance measures

Adjusted earnings (loss) per share (non-IFRS)

Adjusted earnings (loss) per share, diluted, excluding amortizations and write-down of acquired intangible assets and excluding restructuring charges.

The APM has been renamed. It was earlier referred to as Earnings (loss) per share (non-IFRS).

	2020			2019
Isolated quarters, SEK	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Earnings (loss) per share, diluted	1.61	0.74	0.65	1.33	-1.89	0.51	0.70
Restructuring charges	0.08	0.14	0.07	0.07	0.04	0.02	0.05
Amortization and write-downs of acquired intangibles	0.08	0.06	0.07	0.06	0.05	0.06	0.05
Adjusted earnings (loss) per share (non-IRFS)	1.77	0.94	0.79	1.46	-1.80	0.59	0.80

	2020			2019
Year to date, SEK	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Earnings (loss) per share, diluted	3.00	1.39	0.65	0.67	-0.67	1.21	0.70
Restructuring charges	0.29	0.21	0.07	0.18	0.11	0.07	0.05
Amortization and write-downs of acquired intangibles	0.21	0.13	0.07	0.22	0.16	0.11	0.05
Adjusted earnings (loss) per share (non-IRFS)	3.50	1.73	0.79	1.07	-0.40	1.39	0.80

Free cash flow and free cash flow before M&A

Free cash flow: Cash flow from operating activities less net capital expenditures and other investments.

Free cash flow before M&A: Cash flow from operating activities less net capital expenditures and other investments (excluding M&A).

	2020			2019
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cash flow from operating activities	5,279	5,449	4,302	496	6,989	3,623	5,765
Net capital expenditures and other investments (excluding M&A)
Investments in property, plant and equipment	-963	-1,327	-1,113	-1,475	-1,231	-1,098	-1,314
Sales of property, plant and equipment	55	69	26	206	122	184	232
Product development	-167	-211	-262	-329	-313	-446	-457
Other investing activities	301	-126	-42	-74	-56	-36	-165
Repayment of lease liabilities	-567	-618	-596	-711	-1,052	-623	-604
Free cash flow before M&A	3,938	3,236	2,315	-1,887	4,459	1,604	3,457
Acquisitions/divestments of subsidiaries and other operations, net	-89	-45	-208	-1,341	-466	3	299
Free cash flow	3,849	3,191	2,107	-3,228	3,993	1,607	3,756

	2020			2019
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cash flow from operating activities	15,030	9,751	4,302	16,873	16,377	9,388	5,765
Net capital expenditures and other investments (excluding M&A)
Investments in property, plant and equipment	-3,403	-2,440	-1,113	-5,118	-3,643	-2,412	-1,314
Sales of property, plant and equipment	150	95	26	744	538	416	232
Product development	-640	-473	-262	-1,545	-1,216	-903	-457
Other investing activities	133	-168	-42	-331	-257	-201	-165
Repayment of lease liabilities	-1,781	-1,214	-596	-2,990	-2,279	-1,227	-604
Free cash flow before M&A	9,489	5,551	2,315	7,633	9,520	5,061	3,457
Acquisitions/divestments of subsidiaries and other operations, net	-342	-253	-208	-1,505	-164	302	299
Free cash flow	9,147	5,298	2,107	6,128	9,356	5,363	3,756

37 Ericsson | Third quarter report 2020	Alternative performance measures

Sales growth by segment adjusted for comparable units and currency

	2020			2019
Isolated quarter, year over year change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks 1)	13%	4%	0%	2%	4%	11%	10%
Digital Services	-5%	-5%	-9%	-3%	5%	-3%	0%
Managed Services	-9%	-12%	-5%	-1%	-5%	-6%	-5%
Emerging Business and Other 2)	2%	-6%	-8%	9%	-7%	24%	38%

Total 1) 2)	7%	0%	-2%	1%	3%	7%	7%

	2020			2019
Year to date, year over year change, percent	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	6%	2%	0%	6%	8%	11%	10%
Digital Services	-6%	-7%	-9%	-1%	1%	-2%	0%
Managed Services	-9%	-9%	-5%	-4%	-5%	-6%	-5%
Emerging Business and Other 2)	-4%	-7%	-8%	14%	15%	30%	38%

Total 1) 2)	2%	-1%	-2%	4%	5%	7%	7%

1)	Adjusted for Kathrein acquisition in October 2019.
2)	Adjusted for MediaKind divestment in February 2019.

Gross margin by segment by quarter

	2020			2019
Isolated quarters, as percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	46.5%	40.2%	44.4%	41.1%	41.6%	41.4%	43.2%
Digital Services	43.4%	43.6%	39.9%	37.2%	37.9%	36.8%	36.8%
Managed Services	19.9%	17.1%	16.3%	14.8%	17.9%	12.3%	17.7%
Emerging Business and Other	32.0%	12.6%	21.7%	13.4%	20.2%	18.5%	23.4%

Total	43.1%	37.6%	39.8%	36.8%	37.7%	36.6%	38.4%

	2020			2019
Year to date, as percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	43.7%	42.2%	44.4%	41.8%	42.0%	42.3%	43.2%
Digital Services	42.4%	41.9%	39.9%	37.2%	37.2%	36.8%	36.8%
Managed Services	17.8%	16.7%	16.3%	15.6%	15.9%	14.9%	17.7%
Emerging Business and Other	22.1%	17.1%	21.7%	18.9%	20.8%	21.0%	23.4%

Total	40.2%	38.6%	39.8%	37.3%	37.5%	37.5%	38.4%

Operating margin by segment by quarter

	2020			2019
Isolated quarters, as percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	22.0%	13.2%	16.6%	14.4%	18.4%	15.0%	16.3%
Digital Services	-6.8%	-8.1%	-19.3%	-1.2%	-6.7%	-15.6%	-23.0%
Managed Services	8.9%	4.7%	7.1%	4.2%	8.8%	3.2%	21.4%
Emerging Business and Other	-26.7%	-60.5%	-32.7%	-23.2%	-695.8%	-44.1%	-1.7%

Total	15.0%	6.9%	8.7%	9.2%	-7.3%	6.8%	10.0%

	2020			2019
Year to date, as percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	17.4%	14.8%	16.6%	16.0%	16.6%	15.6%	16.3%
Digital Services	-11.0%	-13.3%	-19.3%	-10.1%	-14.5%	-19.1%	-23.0%
Managed Services	6.9%	5.9%	7.1%	9.0%	10.9%	11.9%	21.4%
Emerging Business and Other	-40.1%	-46.8%	-32.7%	-184.0%	-239.0%	-22.4%	-1.7%

Total	10.3%	7.7%	8.7%	4.6%	2.8%	8.3%	10.0%

38 Ericsson | Third quarter report 2020	Alternative performance measures

Restructuring charges by function

	2020			2019
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cost of sales	-73	-312	-335	-218	-28	-26	-65
Research and development expenses	-244	-227	39	-79	-98	-49	-118
Selling and administrative expenses	-13	-144	-5	-30	-21	-43	-23

Total	-330	-683	-301	-327	-147	-118	-206

	2020			2019
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cost of sales	-720	-647	-335	-337	-119	-91	-65
Research and development expenses	-432	-188	39	-344	-265	-167	-118
Selling and administrative expenses	-162	-149	-5	-117	-87	-66	-23

Total	-1,314	-984	-301	-798	-471	-324	-206

Restructuring charges by segment

	2020			2019
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	-272	-380	-75	-48	-5	-5	-10
of which cost of sales	-79	-110	-72	-24	12	9	-3
of which operating expenses	-193	-270	-3	-24	-17	-14	-7
Digital Services	-87	34	20	-206	-128	-93	-187
of which cost of sales	-8	3	-16	-125	-32	-27	-60
of which operating expenses	-79	31	36	-81	-96	-66	-127
Managed Services	-11	-2	-245	-42	-2	1	-2
of which cost of sales	-11	-2	-245	-40	-2	3	-1
of which operating expenses	0	0	0	-2	0	-2	-1
Emerging Business and Other	40	-335	-1	-31	-12	-21	-7
of which cost of sales	25	-203	-2	-29	-6	-11	-1
of which operating expenses	15	-132	1	-2	-6	-10	-6

Total	-330	-683	-301	-327	-147	-118	-206

	2020			2019
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	-727	-455	-75	-68	-20	-15	-10
of which cost of sales	-261	-182	-72	-6	18	6	-3
of which operating expenses	-466	-273	-3	-62	-38	-21	-7
Digital Services	-33	54	20	-614	-408	-280	-187
of which cost of sales	-21	-13	-16	-244	-119	-87	-60
of which operating expenses	-12	67	36	-370	-289	-193	-127
Managed Services	-258	-247	-245	-45	-3	-1	-2
of which cost of sales	-258	-247	-245	-40	0	2	-1
of which operating expenses	0	0	0	-5	-3	-3	-1
Emerging Business and Other	-296	-336	-1	-71	-40	-28	-7
of which cost of sales	-180	-205	-2	-47	-18	-12	-1
of which operating expenses	-116	-131	1	-24	-22	-16	-6

Total	-1,314	-984	-301	-798	-471	-324	-206

39 Ericsson | Third quarter report 2020	Alternative performance measures

Gross income and gross margin excluding restructuring charges by segment

	2020			2019
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	19,454	16,132	15,658	18,289	16,315	15,661	14,458
Digital Services	3,795	3,735	2,945	5,023	3,781	3,338	2,938
Managed Services	1,104	957	1,178	1,079	1,138	776	1,037
Emerging Business and Other	482	405	342	261	334	322	411

Total	24,835	21,229	20,123	24,652	21,568	20,097	18,844

	2020			2019
Isolated quarters, as percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	46.7%	40.5%	44.6%	41.1%	41.6%	41.4%	43.2%
Digital Services	43.5%	43.6%	40.1%	38.1%	38.3%	37.1%	37.6%
Managed Services	20.1%	17.2%	20.6%	15.4%	17.9%	12.3%	17.7%
Emerging Business and Other	30.5%	25.3%	21.9%	15.1%	20.5%	19.2%	23.5%

Total	43.2%	38.2%	40.4%	37.1%	37.8%	36.7%	38.5%

	2020			2019
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	51,244	31,790	15,658	64,723	46,434	30,119	14,458
Digital Services	10,475	6,680	2,945	15,080	10,057	6,276	2,938
Managed Services	3,239	2,135	1,178	4,030	2,951	1,813	1,037
Emerging Business and Other	1,229	747	342	1,328	1,067	733	411

Total	66,187	41,352	20,123	85,161	60,509	38,941	18,844

	2020			2019
Year to date, as percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	43.9%	42.4%	44.6%	41.8%	42.0%	42.2%	43.2%
Digital Services	42.5%	42.0%	40.1%	37.8%	37.7%	37.3%	37.6%
Managed Services	19.3%	18.9%	20.6%	15.8%	15.9%	14.9%	17.7%
Emerging Business and Other	25.9%	23.6%	21.9%	19.6%	21.1%	21.4%	23.5%

Total	40.7%	39.3%	40.4%	37.5%	37.6%	37.5%	38.5%

40 Ericsson | Third quarter report 2020	Alternative performance measures

Operating income (loss) and operating margin excluding restructuring charges by segment

	2020			2019
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	9,437	5,635	5,902	6,447	7,221	5,685	5,482
Digital Services	-504	-731	-1,437	42	-532	-1,312	-1,611
Managed Services	502	265	653	334	564	202	1,254
Emerging Business and Other	-462	-635	-511	-371	-11,302	-718	-23

Total	8,973	4,534	4,607	6,452	-4,049	3,857	5,102

	2020			2019
Isolated quarters, as percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	22.7%	14.1%	16.8%	14.5%	18.4%	15.0%	16.4%
Digital Services	-5.8%	-8.5%	-19.6%	0.3%	-5.4%	-14.6%	-20.6%
Managed Services	9.1%	4.8%	11.4%	4.8%	8.9%	3.2%	21.4%
Emerging Business and Other	-29.2%	-39.6%	-32.7%	-21.4%	-695.1%	-42.8%	-1.3%

Total	15.6%	8.2%	9.3%	9.7%	-7.1%	7.0%	10.4%

	2020			2019
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	20,974	11,537	5,902	24,835	18,388	11,167	5,482
Digital Services	-2,672	-2,168	-1,437	-3,413	-3,455	-2,923	-1,611
Managed Services	1,420	918	653	2,354	2,020	1,456	1,254
Emerging Business and Other	-1,608	-1,146	-511	-12,414	-12,043	-741	-23

Total	18,114	9,141	4,607	11,362	4,910	8,959	5,102

	2020			2019
Year to date, as percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	18.0%	15.4%	16.8%	16.0%	16.6%	15.7%	16.4%
Digital Services	-10.8%	-13.6%	-19.6%	-8.6%	-12.9%	-17.4%	-20.6%
Managed Services	8.5%	8.1%	11.4%	9.2%	10.9%	12.0%	21.4%
Emerging Business and Other	-33.9%	-36.2%	-32.7%	-183.0%	-238.2%	-21.6%	-1.3%

Total	11.1%	8.7%	9.3%	5.0%	3.1%	8.6%	10.4%

41 Ericsson | Third quarter report 2020	Alternative performance measures

EBITA and EBITA margin by segment by quarter

	2020			2019
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	9,347	5,321	5,957	6,447	7,253	5,716	5,552
Digital Services	-461	-563	-1,283	-23	-521	-1,268	-1,638
Managed Services	492	264	409	293	563	205	1,253
Emerging Business and Other	-370	-913	-456	-323	-11,262	-688	43

Total	9,008	4,109	4,627	6,394	-3,967	3,965	5,210

	2020			2019
Isolated quarters, as percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	22.4%	13.4%	17.0%	14.5%	18.5%	15.1%	16.6%
Digital Services	-5.3%	-6.6%	-17.5%	-0.2%	-5.3%	-14.1%	-21.0%
Managed Services	8.9%	4.7%	7.2%	4.2%	8.9%	3.2%	21.4%
Emerging Business and Other	-23.4%	-57.0%	-29.1%	-18.7%	-692.6%	-41.0%	2.5%

Total	15.7%	7.4%	9.3%	9.6%	-6.9%	7.2%	10.7%

	2020				2019
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	20,625	11,278	5,957	24,968	18,521	11,268	5,552
Digital Services	-2,307	-1,846	-1,283	-3,450	-3,427	-2,906	-1,638
Managed Services	1,165	673	409	2,314	2,021	1,458	1,253
Emerging Business and Other	-1,739	-1,369	-456	-12,230	-11,907	-645	43

Total	17,744	8,736	4,627	11,602	5,208	9,175	5,210

	2020			2019
Year to date, as percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	17.7%	15.0%	17.0%	16.1%	16.8%	15.8%	16.6%
Digital Services	-9.4%	-11.6%	-17.5%	-8.7%	-12.8%	-17.3%	-21.0%
Managed Services	6.9%	6.0%	7.2%	9.1%	10.9%	12.0%	21.4%
Emerging Business and Other	-36.6%	-43.2%	-29.1%	-180.3%	-235.5%	-18.8%	2.5%

Total	10.9%	8.3%	9.3%	5.1%	3.2%	8.8%	10.7%

Other ratios

	Q3		Jan-Sep
	2020	2019	2020	2019
Days sales outstanding	—	—	78	85
Inventory turnover days	90	93	90	89
Payable days	88	80	86	83

42 Ericsson | Third quarter report 2020	Alternative performance measures